Exhibit 99.1

Scotiabank reports first quarter results

Toronto, March 1, 2016 – Scotiabank reported first quarter net income of $1,814 million, a 5% increase from $1,726 million reported in the same period last year. Diluted earnings per share were up 6% to $1.43 compared to $1.35 in the same period a year ago. Return on equity was 13.8% compared to 14.2% last year.

“We delivered strong earnings to start 2016 with solid top line growth in both our Canadian Banking and our International Banking businesses” said Brian Porter, President and CEO at Scotiabank. “The Bank’s diversified business model has delivered growth despite continued volatility in the markets and some moderation in select areas of our operations.

“Canadian Banking’s focus on growing and deepening customer relationships continued to drive higher year-over-year earnings. These efforts resulted in strong volume growth in targeted areas across both retail and commercial loans and deposits, which improved our business mix and resulted in a 19 basis point increase in the net interest margin this quarter.

“International Banking’s strong performance continued in the first quarter of 2016, with good year-over-year growth. The Pacific Alliance countries of Mexico, Peru, Chile and Colombia continued to deliver robust loan, deposit and fee growth – and we continue to see great potential in these markets.

“The Bank’s Common Equity Tier 1 capital ratio remains strong at 10.1%. We increased our quarterly dividend 2 cents to 72 cents per share – 6% higher than a year ago.

“We remain focused on building an even better Bank. With a strong team in place, we are executing against a strategy that will drive value for shareholders.”

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 58 for details.

Financial Highlights

	As at and for the three months ended
(Unaudited)	January 31 2016	October 31 2015	January 31 2015
Operating results ($ millions)
Net interest income	3,519	3,371	3,169
Net interest income (TEB(1))	3,521	3,373	3,174
Non-interest income	2,846	2,754	2,694
Non-interest income (TEB(1))	2,993	2,825	2,781
Total revenue	6,365	6,125	5,863
Total revenue (TEB(1))	6,514	6,198	5,955
Provision for credit losses	539	551	463
Non-interest expenses	3,568	3,286	3,197
Provision for income taxes	444	445	477
Provision for income taxes (TEB(1))	593	518	569
Net income	1,814	1,843	1,726
Net income attributable to common shareholders	1,730	1,754	1,649
Operating performance
Basic earnings per share ($)	1.44	1.46	1.36
Diluted earnings per share ($)	1.43	1.45	1.35
Adjusted diluted earnings per share(1) ($)	1.44	1.46	1.36
Return on equity(1) (%)	13.8	14.2	14.2
Productivity ratio (%) (TEB(1))	54.8	53.0	53.7
Core banking margin (%) (TEB(1))	2.38	2.35	2.41
Financial position information ($ millions)
Cash and deposits with financial institutions	75,253	73,927	65,894
Trading assets	104,276	99,140	109,619
Loans	476,553	458,628	439,916
Total assets	919,613	856,497	851,873
Deposits	630,891	600,919	584,598
Common equity	50,896	49,085	46,893
Preferred shares	3,284	2,934	2,934
Assets under administration(1)	452,562	453,926	440,785
Assets under management(1)	179,004	179,007	173,779
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)	10.1	10.3	10.3
Tier 1 capital ratio (%)	11.2	11.5	11.5
Total capital ratio (%)	13.4	13.4	13.2
Leverage ratio (%)	4.0	4.2	4.1
CET1 risk-weighted assets(2) ($ millions)	374,457	357,995	335,200
Liquidity coverage ratio (LCR) (%)	124	124	N/A
Credit quality
Net impaired loans(3) ($ millions)	2,335	2,085	2,266
Allowance for credit losses ($ millions)	4,354	4,197	3,788
Net impaired loans as a % of loans and acceptances(3)	0.48	0.44	0.50
Provision for credit losses as a % of average loans and acceptances (annualized)	0.45	0.47	0.42
Common share information
Share price ($) (TSX)
High	61.91	64.15	71.18
Low	51.87	52.58	60.75
Close	57.39	61.49	61.06
Shares outstanding (millions)
Average – Basic	1,203	1,205	1,215
Average – Diluted	1,225	1,227	1,220
End of period	1,203	1,203	1,210
Dividends per share ($)	0.70	0.70	0.66
Dividend yield(4) (%)	4.9	4.8	4.0
Market capitalization ($ millions) (TSX)	69,015	73,969	73,887
Book value per common share ($)	42.32	40.80	38.75
Market value to book value multiple	1.4	1.5	1.6
Price to earnings multiple (trailing 4 quarters)	9.9	10.8	10.7
Other information
Employees	89,297	89,214	87,090
Branches and offices	3,161	3,177	3,266
(1)	Refer to page 4 for a discussion of non-GAAP measures.
(2)	Credit valuation adjustment (CVA) risk-weighted assets were calculated using scalars of 0.64, 0.71 and 0.77 to compute CET1, Tier 1 and Total capital ratios, respectively, in 2016.
(3)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(4)	Based on the average of the high and low common share prices for the period.

2    Scotiabank First Quarter Report 2016

Contents

4	Management’s Discussion and Analysis
6	Group Financial Performance and Financial Condition
	6	Financial results
	7	Risk management
	21	Financial position
	21	Capital management
	23	Common dividend
	23	Financial instruments

	23	Selected credit instruments
	24	Off-balance sheet arrangements
	24	Regulatory developments
25	Accounting Policies and Controls
	25	Accounting policies and estimates
	25	Future accounting developments
	25	Changes in internal control over financial reporting
	25	Related party transactions

26	Economic Outlook
27	Business Segment Review
33	Quarterly Financial Highlights
33	Share Data
35	Condensed Interim Consolidated Financial Statements (unaudited)
40	Notes to the Condensed Interim Consolidated Financial Statements
58	Shareholder Information

Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2015 Annual Report under the headings “Overview-Outlook,” for Group Financial Performance “Outlook,” for each business segment “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to the Bank’s credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods used by the Bank (See “Controls and Accounting Policies—Critical accounting estimates” in the Bank’s 2015 Annual Report, as updated by this document); global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section starting on page 66 of the Bank’s 2015 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2015 Annual Report under the heading “Overview – Outlook,” as updated by this document; and for each business segment “Outlook”. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank First Quarter Report 2016    3

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS

The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the period ended January 31, 2016, compared to corresponding periods. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders, and the Bank’s 2015 Annual Report. This MD&A is dated March 1, 2016.

Additional information relating to the Bank, including the Bank’s 2015 Annual Report, are available on the Bank’s website at www.scotiabank.com, as well, the Bank’s 2015 Annual Report and Annual Information Form are available on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these or similar measures. These non-GAAP measures are used throughout this report and defined below.

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated by adding back the non-cash, after-tax amortization of intangible assets related to acquisitions (excluding software) to diluted earnings per share.

Assets under administration (AUA)

AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)

AUM are assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.

Core banking assets

Core banking assets are average earning assets excluding bankers’ acceptances and average trading assets within Global Banking and Markets.

Core banking margin (TEB)

This ratio represents net interest income (on a taxable equivalent basis) divided by average core banking assets. This is consistent with the Bank’s Consolidated Statement of Income presentation where net interest income from trading operations is recorded in trading revenues included in non-interest income.

Operating leverage (TEB)

The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in non-interest expenses.

Productivity ratio (TEB)

Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents non-interest expenses as a percentage of total revenue (on a taxable equivalent basis).

Regulatory capital and liquidity ratios

Regulatory capital ratios, such as Common Equity Tier 1, Tier 1, Total Capital, Leverage and Liquidity Coverage ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions, Canada.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of average common shareholders’ equity.

With respect to the Bank’s main business segments, in the current quarter, the Bank changed its methodology to attribute capital that approximates 9.5% of Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent in each business segment. Previous to 2016, capital was attributed to the business segments based on their risk profile using an economic equity methodology. Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the capital attributed. Prior period return on equity for the business segments have been restated.

4    Scotiabank First Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Tax normalization adjustment of net income from associated corporations

For business line performance assessment and reporting, net income from associated corporations, which is an after-tax number, is adjusted to normalize for income taxes.

The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

Taxable equivalent basis

The Bank analyzes net interest income, non-interest income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, non-interest income, total revenue, and provision for income taxes is presented below:

	For the three months ended
TEB Gross up ($ millions)	January 31 2016	October 31 2015	January 31 2015
Net interest income	$2	$2	$5
Non-interest income	147	71	87
Total revenue and provision for taxes	$149	$73	$92

Scotiabank First Quarter Report 2016    5

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance and Financial Condition

Financial results

The Bank’s net income for the first quarter was $1,814 million compared to $1,726 million in the same period last year and $1,843 million last quarter. Diluted earnings per share were $1.43, compared to $1.35 in the same period a year ago and $1.45 last quarter. Return on equity was 13.8%, compared to 14.2% last year and 14.2% last quarter.

Impact of foreign currency translation

The table below reflects the estimated impact of foreign currency translation on key income statement items.

($ millions)	For the three months ended
	January 31, 2016 vs. January 31, 2015	January 31, 2016 vs. October 31, 2015
Canadian/U.S. dollar exchange rate (average)
January 31, 2016	$1.372	$1.372
October 31, 2015		$1.315
January 31, 2015	$1.165
% change	17.8%	4.3%
Impact on income:(1)
Net interest income	$96	$35
Non-interest income(2)	85	43
Non-interest expenses	(59)	(24)
Other items (net of tax)	(32)	(12)
Net income	$90	$42
Earnings per share (diluted)	$0.07	$0.03

Impact by business line:
Canadian Banking	$7	$1
International Banking(2)	64	11
Global Banking and Markets	33	11
Other(1)(2)	(14)	19
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Financial results commentary

Net income

Q1 2016 vs Q1 2015

The Bank’s net income was $1,814 million, an increase of $88 million or 5%. Higher net interest income driven by asset growth, increased banking and wealth management revenues, and the positive impact of foreign currency translation were partly offset by increased provision for credit losses, higher non-interest expenses and lower net gains on investment securities.

Q1 2016 vs Q4 2015

Net income was $1,814 million compared to $1,843 million. Higher net interest income, banking and wealth management revenues, and the positive impact of foreign currency translation were offset by higher non-interest expenses and lower net gains on investment securities.

Net interest income

Q1 2016 vs Q1 2015

Net interest income (on a taxable equivalent basis) was $3,521 million, an increase of $348 million or 11%. The increase was attributable to asset growth primarily in retail and commercial loans in International Banking, automotive and credit cards loans in Canadian Banking, and the positive impact of foreign currency translation.

The core banking margin was 2.38%, down three basis points from 2.41% driven by lower asset/liability management income, the impact of lower yielding deposits with financial institutions and lower margin in Global Banking and Markets. This was partially offset by higher margins in Canadian Banking.

Q1 2016 vs Q4 2015

Net interest income (on a taxable equivalent basis) was $3,521 million, an increase of $149 million or 4%. The increase was attributable to asset growth primarily in retail loans, commercial loans and securities in International Banking, credit card loans and automotive loans in Canadian Banking, corporate loans in Global Banking and Markets mainly in the U.S. and Canada, and the positive impact of foreign currency translation.

The core banking margin was 2.38%, up three basis points from 2.35% driven by a wider margin in Canadian Banking partly offset by margin compression in International Banking, higher volumes of corporate lending assets and lower asset/liability management income.

Non-interest income

Q1 2016 vs Q1 2015

Non-interest income (on a taxable equivalent basis) of $2,993 million was up $212 million or 8%. This increase was mainly due to higher banking, wealth management, trading and insurance revenues, and the positive impact of foreign currency translation and acquisitions. Partly offsetting were lower net gains on investment securities and underwriting and advisory fees.

6    Scotiabank First Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2016 vs Q4 2015

Non-interest income (on a taxable equivalent basis) was up $168 million or 6%. Contributing to this increase was growth in banking, wealth management and trading revenues, and the positive impact of foreign currency translation and acquisitions. These were partially offset by lower net gains on investment securities and underwriting and advisory fees.

Provision for credit losses

Q1 2016 vs Q1 2015

The provision for credit losses was $539 million, up $76 million or 16%. The provision for credit losses as a percentage of average loans and acceptances was 45 basis points compared to 42 basis points. The year-over-year increase was due primarily to higher provisions in the oil and gas sector and in the Canadian retail portfolio driven by growth in higher margin loans.

Q1 2016 vs Q4 2015

The provision for credit losses was down $12 million or 2%. The provision for credit losses as a percentage of average loans and acceptances was 45 basis points compared to 47 basis points. Adjusting for the increase in the collective allowance against performing loans of $60 million last quarter, the provision for credit losses increased $48 million due primarily to higher losses in the oil and gas sector and the Canadian retail portfolio.

Further discussion on credit risk is provided in the following Risk Management section.

Non-interest expenses

Q1 2016 vs Q1 2015

Non-interest expenses were $3,568 million, up from $3,197 million or 12%. The impact of acquisitions, the negative impact of foreign currency translation and higher employee related costs contributed to the majority of the increase. Focused investment in business initiatives continue to drive increases in technology and professional expenses. The productivity ratio was 54.8% compared to 53.7%. Operating leverage was negative 2.2%.

Q1 2016 vs Q4 2015

Non-interest expenses increased $282 million or 9%. The prior quarter had a net benefit from a reduction in the pension benefit accrual related to modifications made to the Bank’s main pension plan, partially offset by reorganization costs related to the consolidation of Canadian shared services. Growth was also due to acquisitions and the negative impact of foreign currency translation. Seasonally higher share-based compensation and payroll taxes were largely offset by lower marketing costs. The productivity ratio was 54.8% compared to 53.0%.

Taxes

The effective tax rate this quarter was 19.7%, down from 21.7% in the first quarter last year due primarily to higher tax exempt dividend income this quarter. The effective tax rate increased from 19.4% last quarter due primarily to lower tax recoveries, partially offset by higher tax exempt dividend income this quarter.

Risk management

The Bank’s risk management policies and practices are unchanged from those outlined in pages 66 to 98 of the Bank’s 2015 Annual Report.

Credit risk

Provision for credit losses

Q1 2016 vs Q1 2015

The total provision for credit losses was $539 million, up $76 million or 16%.

In Canadian Banking, the provision for credit losses was $194 million, up $29 million or 18%, mainly due to higher provisions in the retail portfolio driven by growth in relatively higher spread loans. The provision for credit losses ratio was 26 basis points, compared to 23 basis points.

In International Banking, the provision for credit losses was $291 million, up $6 million or 2%. The provision for credit losses ratio improved from 133 basis points to 114 basis points, as provisions were relatively stable despite strong loan growth. Retail provision increases in the Caribbean and Central America were largely offset by lower provisions in Latin America, mostly Mexico and Colombia. Commercial provisions remained unchanged, with improvements in the Caribbean offset by higher provisions in Latin America, due partly to lower acquisition-related benefits.

Global Banking and Markets’ provision for credit losses was $54 million, compared to $13 million, due primarily to provisions on a small number of loans in the oil and gas sector. The provision for credit losses ratio was 27 basis points, compared to 8 basis points.

Q1 2016 vs Q4 2015

The provision for credit losses was down $12 million or 2%. Last quarter included a $60 million increase to the collective allowance against performing loans. Adjusting for this increase, the provision for credit losses increased $48 million due primarily to higher provisions in the oil and gas sector and the Canadian retail portfolio.

In Canadian Banking, the provision for credit losses of $194 million this quarter was up $14 million or 8% due to higher provisions in the retail portfolio. The provision for credit losses ratio was 26 basis points, compared to 24 basis points.

In International Banking, the provision for credit losses was $291 million, an increase of $7 million, driven by higher commercial provisions. The increase in the commercial portfolio was largely due to higher provisions in Latin America, primarily in Colombia and Mexico, partially offset by lower provisions in Peru. Retail provisions remained unchanged with slightly higher provisions in Latin America, offset by lower provisions in the Caribbean and Central America. The provision for credit losses ratio improved from 117 basis points to 114 basis points.

Global Banking and Markets’ provision for credit losses was $54 million compared to $27 million. The increase was due primarily to provisions on a small number of loans in the oil and gas sector. The provision for credit losses ratio was 27 basis points, compared to 14 basis points.

Scotiabank First Quarter Report 2016    7

MANAGEMENT’S DISCUSSION & ANALYSIS

Allowance for credit losses

The total allowance for credit losses was $4,118 million as at January 31, 2016 (excluding $236 million related to loans purchased under FDIC guarantee related to the acquisition of R-G Premier Bank of Puerto Rico) compared to $3,977 million (excluding $220 million related to R-G Premier Bank) as at October 31, 2015. The allowance for off-balance-sheet credit risks classified as other liabilities was $121 million, up $9 million from the prior quarter due to rebalancing of the allowances against on-balance sheet and off-balance sheet risks.

The allowance related to impaired loans was $2,723 million compared to $2,573 million as at October 31, 2015. The total allowance for credit losses includes an allowance of $1,395 million against performing loans.

In Canadian Banking, allowances increased to $707 million from $700 million as at October 31, 2015, due to lower write-offs in the commercial portfolio.

In International Banking, allowances increased to $1,897 million from $1,782 million as at October 31, 2015, due primarily to the impact of foreign currency translation and lower write-offs.

Global Banking and Markets’ allowances increased to $119 million from $91 million as at October 31, 2015, due primarily to an increase in provisions in the oil and gas sector.

Impaired loans

Total gross impaired loans as at January 31, 2016, were $5,058 million, up $400 million from October 31, 2015, of which $146 million relates to the impact of foreign currency translation. The remainder of the increase was in International Banking and Canadian Banking.

Total net impaired loans as at January 31, 2016, were $2,335 million, up $250 million from $2,085 million as at October 31, 2015.

Net impaired loans in Canadian Banking were $449 million as at January 31, 2016, an increase of $98 million from October 31, 2015, due to increases in both retail and commercial portfolios.

International Banking’s net impaired loans of $1,738 million as at January 31, 2016, increased from $1,558 million as at October 31, 2015, largely due to the impact of foreign currency translation and an increase in the commercial portfolio.

In Global Banking and Markets, net impaired loans decreased to $148 million as at January 31, 2016, from $176 million as at October 31, 2015, due to net movements in the oil and gas sector.

Acquisition-related purchased loans

All purchased loans are initially measured at fair value on the date of acquisition, with no allowance for credit losses recorded in the Consolidated Statement of Financial Position on the date of acquisition. Consequently, none of the purchased loans are considered to be impaired on the date of acquisition. In arriving at the fair value, the Bank considers interest rate mark and credit rate mark adjustments.

The interest rate mark on the date of acquisition is principally set up for fixed interest rate loans and captures the impact of the interest rate differential between the contractual rate of interest on the loan and the prevailing interest rate on the loan on the date of acquisition for the remaining term. The interest rate mark is fully amortized into interest income in the Consolidated Statement of Income over the expected life of the loan using the effective interest method.

The credit mark captures management’s best estimate of cash flow shortfalls on the loans over their lifetime as determined at the date of acquisition. Changes to the expected cash flows of these loans are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income.

On the Bank’s acquisition of the credit card portfolio from JPMorgan Chase Bank, an aggregate credit mark of $121 million was established. The total credit mark remaining on all acquired loans as at January 31, 2016 was $230 million (October 31, 2015 – $148 million). The utilization of the credit mark during the quarter was $39 million.

Overview of loan portfolio – Top and emerging risks

The Bank has a well diversified portfolio by product, business and geography. Details of certain portfolios of current focus are highlighted below.

Oil and gas

The Bank’s outstanding loan exposure to oil and gas commercial and corporate companies was $17.9 billion as at January 31, 2016 (October 31, 2015 – $16.5 billion), reflecting approximately 3.6% (October 31, 2015 – 3.5%) of the Bank’s total loan portfolio. In addition, the Bank has related undrawn oil and gas loan commitments amounting to $14.1 billion as at January 31, 2016 (October 31, 2015 – $14.3 billion).

The Bank continues to evaluate the potential impact of oil price scenarios on exposures through various stress tests. Results continue to be within our risk tolerance.

Real estate secured lending

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at January 31, 2016, these loans amounted to $314 billion or 64% of the Bank’s total loans and acceptances outstanding (October 31, 2015 – $309 billion or 65%). Of these, $237 billion or 75% are real estate secured loans (October 31, 2015 – $236 billion or 76%). The tables below provide more details by portfolios.

8    Scotiabank First Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Insured and uninsured mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.

	As at January 31, 2016
	Residential mortgages						Home equity lines of credit
	Insured(1)		Uninsured		Total		Insured(1)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(2)
Atlantic provinces	$6,645	3.5%	$5,446	2.9%	$12,091	6.4%	$2	–%	$1,258	6.7%	$1,260	6.7%
Quebec	6,823	3.6	8,393	4.4	15,216	8.0	–	–	1,007	5.5	1,007	5.5
Ontario	41,481	21.8	51,356	27.0	92,837	48.8	1	–	9,224	50.2	9,225	50.2
Manitoba & Saskatchewan	4,843	2.5	4,037	2.1	8,880	4.6	2	–	839	4.6	841	4.6
Alberta	17,847	9.4	12,195	6.4	30,042	15.8	3	0.1	2,984	16.2	2,987	16.3
British Columbia & Territories	13,419	7.1	17,554	9.3	30,973	16.4	–	–	3,061	16.7	3,061	16.7
Canada(3)	$91,058	47.9%	$98,981	52.1%	$190,039	100%	$8	0.1%	$18,373	99.9%	$18,381	100%
International	–	–	29,008	100	29,008	100	–	–	–	–	–	–
Total	$91,058	41.6%	$127,989	58.4%	$219,047	100%	$8	0.1%	$18,373	99.9%	$18,381	100%
	As at October 31, 2015
Canada(3)	$92,802	48.8%	$97,321	51.2%	$190,123	100%	$9	0.1%	$18,627	99.9%	$18,636	100%
International	–	–	27,375	100	27,375	100	–	–	–	–	–	–
Total	$92,802	42.7%	$124,696	57.3%	$217,498	100%	$9	0.1%	$18,627	99.9%	$18,636	100%
(1)	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.
(2)	The province represents the location of the property in Canada.
(3)	Includes multi-residential dwellings (4 + units) of $2,137 (October 31, 2015 – $2,104) of which $1,085 are insured (October 31, 2015 – $1,005).

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.

	As at January 31, 2016
	Residential mortgages by amortization period
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgages
Canada	36.0%	35.6%	25.8%	2.5%	0.1%	100%
International	66.2%	20.2%	11.6%	1.8%	0.2%	100%
	As at October 31, 2015
Canada	35.6%	35.6%	25.7%	3.0%	0.1%	100%
International	66.4%	20.4%	11.4%	1.6%	0.2%	100%

Scotiabank First Quarter Report 2016    9

MANAGEMENT’S DISCUSSION & ANALYSIS

Loan to value ratios

The Canadian residential mortgage portfolio is 52% uninsured (October 31, 2015 – 51%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 53% (October 31, 2015 – 53%).

The following table presents the weighted average LTV ratio for total newly originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas in the current quarter.

	Uninsured LTV ratios(1)
	For the three months ended January 31, 2016
	Residential mortgages	Home equity lines of credit(2)
	LTV%	LTV%
Canada:
Atlantic provinces	68.3%	60.1%
Quebec	61.1	68.2
Ontario	62.2	65.0
Manitoba & Saskatchewan	66.7	65.8
Alberta	66.1	68.7
British Columbia & Territories	60.0	63.3
Canada	62.6%	65.1%
International	68.9%	N/A
	For the three months ended October 31, 2015
Canada	62.8%	66.0%
International	68.1%	N/A
(1)	The province represents the location of the property in Canada.
(2)	Includes only home equity lines of credit (HELOC) under Scotia Total Equity Plan. LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

The Bank performs stress testing on its portfolio to assess the impact of increased levels of unemployment, rising interest rates, reduction in property values and changes in other relevant macro-economic variables. Potential losses in the mortgage portfolio under such economic downturn scenarios are considered manageable given the diversified composition of the portfolio, the high percentage of insured exposures, and the low LTV in the portfolio. This is further supported by sound risk management oversight and pro-active risk mitigation strategies.

Loans to Canadian condominium developers

With respect to loans to Canadian condominium developers, the Bank had loans outstanding of $816 million as at January 31, 2016 (October 31, 2015 – $927 million). This is a high quality portfolio with well-known developers who have long-term relationships with the Bank.

European exposures

As a result of the Bank’s broad international operations, the Bank has sovereign credit risk exposure to a number of countries. The Bank actively manages this sovereign risk, including the use of risk limits calibrated to the credit worthiness of the sovereign exposure.

The current European exposure is provided below:

	As at
	January 31, 2016						October 31 2015
	Loans and loan equivalents
($ millions)	Loans and acceptances(1)	Letters of credit and guarantees(2)	Undrawn commitments(3)	Securities and deposits with financial institutions(4)	Securities Financing Transactions (SFT) and derivatives(5)	Total European exposure	Total European exposure
Gross exposures	$11,999	$2,921	$14,523	$12,281	$3,808	$45,532	$39,231
Less: Undrawn commitments	–	–	14,523	–	–	14,523	12,409
Net funded exposures	$11,999	$2,921	$–	$12,281	$3,808	$31,009	$26,822
(1)	Individual allowances for credit losses are $48.
(2)	Letters of credit and guarantees are included as funded exposure as they have been issued.
(3)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor.
(4)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions.
(5)	SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $3,770 and collateral held against SFT was $6,641.

10    Scotiabank First Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (83% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures.

Below are the funded exposures related to all European countries:

	As at
	January 31, 2016(1)				October 31 2015
($ millions)	Sovereign(2)	Bank	Corporate(3)	Total	Total
Greece	$–	$–	$352	$352	$339
Ireland	25	330	226	581	428
Italy	492	196	55	743	509
Portugal	–	–	(2)	(2)	(2)
Spain	120	139	220	479	505
Total GIIPS	$637	$665	$851	$2,153	$1,779

U.K.	$3,628	$1,836	$8,009	$13,473	$12,895
Germany	1,161	751	1,728	3,640	2,847
France	1,551	698	656	2,905	2,569
Netherlands	(23)	1,059	958	1,994	974
Switzerland	19	481	686	1,186	1,042
Other	1,418	235	4,005	5,658	4,716
Total Non-GIIPS	$7,754	$5,060	$16,042	$28,856	$25,043
Total Europe	$8,391	$5,725	$16,893	$31,009	$26,822
Total Europe as at October 31, 2015	$6,214	$5,480	$15,128	$26,822
(1)	Amounts in brackets represent net short positions arising from trading transactions.
(2)	Includes $836 (October 31, 2015 – $667) in exposures to supra-national agencies.
(3)	Corporate includes financial institutions that are not banks.

The Bank’s exposure to certain European countries of focus – Greece, Ireland, Italy, Portugal and Spain (GIIPS) – is not significant. As of January 31, 2016, the Bank’s current funded exposure to the GIIPS sovereign entities, as well as banks and non-bank financial institutions and corporations domiciled in these countries, totaled approximately $2.2 billion, up from $1.8 billion last quarter. Of the $2.2 billion, $1.1 billion related to loans, loan equivalents and deposits with financial institutions.

Specific to Sovereign exposures to GIIPS, the Bank’s exposure to Ireland included central bank deposits of $24 million and $2 million in trading book securities. The Bank was net long securities in sovereign exposures to Italy ($492 million) and Spain ($120 million). The Bank had no sovereign securities holdings of Greece and Portugal.

The Bank had exposures to Italian banks of $196 million, as at January 31, 2016 (October 31, 2015 – $187 million), primarily related to short-term precious metals trading and lending activities. Greek exposure of $352 million (October 31, 2015 – $339 million) related primarily to secured loans to shipping companies.

The Bank’s exposures are distributed as follows:

	As at
	January 31, 2016					October 31 2015
($ millions)	Loans and loan equivalents	Deposits with financial institutions	Securities(1)	SFT and derivatives	Total	Total
Greece	$352	$–	$–	$–	$352	$339
Ireland	69	25	122	365	581	428
Italy	285	1	455	2	743	509
Portugal	–	–	(2)	–	(2)	(2)
Spain	343	1	99	36	479	505
Total GIIPS	$1,049	$27	$674	$403	$2,153	$1,779

U.K.	$6,457	$3,313	$2,174	$1,529	$13,473	$12,895
Germany	1,321	524	1,674	121	3,640	2,847
France	737	13	1,969	186	2,905	2,569
Netherlands	774	103	169	948	1,994	974
Switzerland	758	70	184	174	1,186	1,042
Other	3,824	60	1,327	447	5,658	4,716
Total Non-GIIPS	$13,871	$4,083	$7,497	$3,405	$28,856	$25,043
Total Europe	$14,920	$4,110	$8,171	$3,808	$31,009	$26,822
(1)	Amounts in brackets represent net short positions arising from trading transactions.

Securities exposures to European sovereigns and banks (excluding GIIPS) were $5.5 billion as at January 31, 2016 (October 31, 2015 – $5.3 billion), predominantly related to issuers in France, the United Kingdom, Germany, Luxembourg and Belgium. Securities are carried at fair value and substantially all holdings have strong market liquidity.

The majority of funded credit exposure is in the form of funded loans which are recorded on an accrual basis. As well, credit exposure to clients arises from client-driven derivative transactions and securities financing transactions (reverse repurchase agreements, repurchase agreements, and securities lending and borrowing). OTC derivative counterparty exposures are recorded on a fair value basis and security financing transactions are recorded on an accrual basis. As at January 31, 2016, credit exposure to banks in the form of issued letters of credit amounted to $1.4 billion (October 31, 2015 – $1.2 billion).

Scotiabank First Quarter Report 2016    11

MANAGEMENT’S DISCUSSION & ANALYSIS

Undrawn commitments of $14.5 billion (October 31, 2015 – $12.4 billion) are comprised of unfunded loan commitments and commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement. Total unfunded loan commitments to corporations in Europe (excluding GIIPS) were $10.3 billion as at January 31, 2016 (October 31, 2015 – $8.6 billion). As at January 31, 2016, commitments related to letters of credit with banks amounted to $3.5 billion (October 31, 2015 – $3.3 billion). Unfunded commitments are detailed further by country in table below.

The Bank’s indirect exposure is also detailed in the table below and is defined as:

•	Securities where the exposures are to non-European entities whose parent company is domiciled in Europe, and
•	Letters of credit or guarantees (included as loan equivalents in the above table).

Included in the indirect exposure was securities exposure of $434 million related to GIIPS, $155 million to the United Kingdom, $86 million to Switzerland and $55 million to Germany. Indirect exposure by way of letters of credit totaled $2,921 million at January 31, 2016 (October 31, 2015 – $2,593 million), of which $115 million (October 31, 2015 – $62 million) was indirect exposure to GIIPS. Indirect exposure is managed through the Bank’s credit risk management framework, with a robust assessment of the counterparty.

In addition to the total indirect exposures detailed further below, the Bank had Euro-denominated collateral held for non-European counterparties of $640 million (October 31, 2015 – $555 million).

	Undrawn commitments		Indirect exposure(1)
($ millions)	January 31 2016	October 31 2015	January 31 2016	October 31 2015
Greece	$–	$–	$–	$–
Ireland	460	256	(1)	(1)
Italy	61	53	59	6
Portugal	–	–	1	–
Spain	168	180	490	420
Total GIIPS	$689	$489	$549	$425
U.K.	$5,725	$5,526	$1,411	$1,365
Germany	729	607	217	161
France	1,851	1,599	392	338
Netherlands	1,733	1,188	291	210
Switzerland	1,104	740	255	144
Other	2,692	2,260	614	554
Total Non-GIIPS	$13,834	$11,920	$3,180	$2,772
Total Europe	$14,523	$12,409	$3,729	$3,197
(1)	Amounts in brackets represent net short positions arising from trading transactions.

The Bank may on occasion use credit default swaps (CDS) to partially offset its banking book exposure. As part of the trading portfolio, the Bank may purchase or sell CDS. Specific to GIIPS as at January 31, 2016, the Bank had no CDS protection on funded loan exposures. All exposures, including CDS, are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

Like other banks, the Bank also provides settlement and clearing facilities for a variety of clients in these countries and actively monitors and manages these intra-day exposures. However, the Bank has no funded exposure in these countries to retail customers or small businesses.

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. VaR includes both general market risk and debt specific risk components. The Bank also calculates a Stressed VaR measure.

	Average for the three months ended
Risk factor ($ millions)	January 31 2016	October 31 2015
Credit spread plus interest rate	$12.3	$11.7
Credit spread	9.5	8.2
Interest rate	5.8	5.2
Equities	3.8	3.6
Foreign exchange	1.3	0.9
Commodities	2.3	3.8
Debt specific	9.1	6.7
Diversification effect	(13.5)	(13.7)
All-Bank VaR	$15.2	$13.1
All-Bank Stressed VaR	$29.2	$24.9

In the first quarter of 2016, the average one-day total VaR increased to $15.2 million from $13.1 million in the previous quarter, primarily driven by widening credit spreads.

The average one-day total Stressed VaR during the quarter increased to $29.2 million from $24.9 million in the previous quarter also due to widening credit spreads. Stressed VaR is calculated using market volatility from a one-year period identified as stressful given the risk profile of the trading portfolio. The current period is the 2008/2009 credit crisis.

There was one trading loss day in the first quarter, compared to five in the previous quarter. The loss was well within the range predicted by VaR. The quality and accuracy of the VaR models is validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.

Incremental Risk Charge and Comprehensive Risk Measure

Basel market risk capital requirements include the Incremental Risk Charge (IRC) and Comprehensive Risk Measure (CRM) which capture the following:

•	Default risk: This is the potential for direct losses due to a bond issuer’s default; and
•	Credit migration risk: This is the potential for direct losses due to a credit rating downgrade or upgrade.

12    Scotiabank First Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

A Monte Carlo model is used to perform default and migration simulations for the obligors underlying credit derivative and bond portfolios. In addition, for CRM in correlation trading there is a market simulation model to capture historical price movements. Both IRC and CRM are calculated at the 99.9th percentile with a one year liquidity horizon.

Validation of new models

Prior to the implementation of new market risk models, substantial validation and testing is conducted. Validation is conducted when a model is initially developed and when any significant changes are made to a model. Models are also subject to ongoing validation, the frequency of which is determined by model risk ratings. Models may also be triggered for earlier re-validation due to significant structural changes in the market or changes to the composition of the portfolio. Model validation includes backtesting and additional analysis such as:

•	Theoretical review or tests to demonstrate whether assumptions made within the internal model are appropriate;
•	Impact tests including stress testing that would occur under historical and hypothetical market conditions;
•	The use of hypothetical portfolios to ensure that models are able to capture concentration risk that may arise in an undiversified portfolio.

Market risk linkage to Consolidated Statement of Financial Position

Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives risk related to Global Banking and Markets’ activities is captured under trading risk measures while derivatives used in asset/liability management are in the non-trading risk category. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading risk measures is provided in the table below.

Market risk linkage to Consolidated Statement of Financial Position of the Bank

As at January 31, 2016	Market risk measure

($ millions)	Consolidated Statement of Financial Position	Trading risk	Non trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$9,408	$9,408	$–	$–	n/a
Trading assets	104,276	104,276	–	–	n/a
Financial instruments designated at fair value through profit or loss	296	–	296	–	Interest rate
Derivative financial instruments	51,958	45,460	6,498	–	Interest rate, FX, equity
Investment securities	60,427	–	60,427	–	Interest rate, equity
Loans	476,553	–	476,553	–	Interest rate, FX
Assets not subject to market risk(1)	216,695	–	–	216,695	n/a
Total assets	$919,613	$159,144	$543,774	$216,695
Deposits	$630,891	$–	$600,950	$29,941	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	1,582	–	1,582	–	Interest rate, equity
Obligations related to securities sold short	23,718	23,718	–	–	n/a
Derivative financial instruments	53,871	49,251	4,620	–	Interest rate, FX, equity
Trading liabilities(2)	8,854	8,854	–	–	n/a
Pension and other benefit liabilities	2,693	–	2,693	–	Interest rate, credit spread
Liabilities not subject to market risk(3)	142,349	–	–	142,349	n/a
Total liabilities	$863,958	$81,823	$609,845	$172,290
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

As at October 31, 2015	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$10,550	$10,550	$–	$–	n/a
Trading assets	99,140	99,140	–	–	n/a
Financial instruments designated at fair value through profit or loss	320	–	320	–	Interest rate
Derivative financial instruments	41,003	36,131	4,872	–	Interest rate, FX, equity
Investment securities	43,216	–	43,216	–	Interest rate, equity
Loans	458,628	–	458,628	–	Interest rate, FX
Assets not subject to market risk(1)	203,640	–	–	203,640	n/a
Total assets	$856,497	$145,821	$507,036	$203,640
Deposits	$600,919	$–	$572,766	$28,153	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	1,486	–	1,486	–	Interest rate, equity
Obligations related to securities sold short	20,212	20,212	–	–	n/a
Derivative financial instruments	45,270	41,988	3,282	–	Interest rate, FX, equity
Trading liabilities(2)	7,812	7,812	–	–	n/a
Pension and other benefit liabilities	2,054	–	2,054	–	Interest rate, credit spread
Liabilities not subject to market risk(3)	125,265	–	–	125,265	n/a
Total liabilities	$803,018	$70,012	$579,588	$153,418
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Scotiabank First Quarter Report 2016    13

MANAGEMENT’S DISCUSSION & ANALYSIS

Liquidity risk

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 18 to the condensed interim consolidated financial statements and in Note 36 of the audited consolidated financial statements in the Bank’s 2015 Annual Report. Liquid assets are a key component of this framework.

The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits with central banks, deposits with financial institutions, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions. Liquid assets do not include liquidity which may be obtained from central bank facilities.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset/ liability management purposes, trading securities, which are primarily held by Global Banking and Markets; and collateral received for securities financing and derivative transactions.

The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at January 31, 2016, unencumbered liquid assets were $216 billion (October 31, 2015 – $201 billion). Securities including NHA mortgage-backed securities, comprised 65% of liquid assets (October 31, 2015 – 62%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions, precious metals and call and short loans, was 35% (October 31, 2015 – 38%). The increase in liquid assets was mainly attributable to an increase in marketable securities.

The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at January 31, 2016. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

The Bank’s liquid asset pool is summarized in the following table:

	As at January 31, 2016
	Bank- owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$65,399	$–	$65,399	$–	$9,455	$55,944	$–
Deposits with financial institutions	9,854	–	9,854	–	323	9,531	–
Precious metals	9,408	–	9,408	–	68	9,340	–
Securities:
Canadian government obligations	32,353	18,169	50,522	29,944	–	20,578	–
Foreign government obligations	48,314	38,486	86,800	54,696	–	32,104	–
Other securities	59,107	60,454	119,561	67,298	–	52,263	–
Loans
NHA mortgage-backed securities(2)	37,254	–	37,254	2,909	–	34,345	–
Call and short loans	1,644	–	1,644	–	–	1,644	–
Total	$263,333	$117,109	$380,442	$154,847	$9,846	$215,749	$–

	As at October 31, 2015
	Bank- owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$63,228	$–	$63,228	$–	$8,700	$54,528	$–
Deposits with financial institutions(3)	10,699	–	10,699	–	293	10,406	–
Precious metals	10,550	–	10,550	–	117	10,433	–
Securities:
Canadian government obligations	24,198	21,206	45,404	22,242	–	23,162	–
Foreign government obligations	39,525	29,989	69,514	44,547	–	24,967	–
Other securities	52,396	55,752	108,148	65,405	–	42,743	–
Loans
NHA mortgage-backed securities(2)	36,409	–	36,409	2,847	–	33,562	–
Call and short loans	1,352	–	1,352	–	–	1,352	–
Total	$238,357	$106,947	$345,304	$135,041	$9,110	$201,153	$–
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	These mortgage-backed securities, which are available-for-sale, are reported as residential mortgage loans on the balance sheet.
(3)	Certain prior period amounts have been restated to conform with current period presentation.

14    Scotiabank First Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

	As at
($ millions)	January 31 2016	October 31 2015(1)
Bank of Nova Scotia (Parent)	$164,862	$154,830
Bank domestic subsidiaries	17,169	20,374
Bank foreign subsidiaries	33,718	25,949
Total	$215,749	$201,153
(1)	Certain prior period amounts have been restated to conform with current period presentation.

The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (84%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the Bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

Encumbered assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

	As at January 31, 2016
($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$65,399	$–	$65,399	$–	$9,455	$55,944	$–
Deposits with financial institutions	9,854	–	9,854	–	323	9,531	–
Precious metals	9,408	–	9,408	–	68	9,340	–
Liquid securities:
Canadian government obligations	32,353	18,169	50,522	29,944	–	20,578	–
Foreign government obligations	48,314	38,486	86,800	54,696	–	32,104	–
Other liquid securities	59,107	60,454	119,561	67,298	–	52,263	–
Other securities	5,270	3,407	8,677	2,575	–	–	6,102
Loans classified as liquid assets:
NHA mortgage-backed securities	37,254	–	37,254	2,909	–	34,345	–
Call and short loans	1,644	–	1,644	–	–	1,644	–
Other loans	455,615	–	455,615	12,560	43,835	10,345	388,875
Other financial assets(4)	164,943	(89,704)	75,239	4,827	–	–	70,412
Non-financial assets	30,452	–	30,452	–	–	–	30,452
Total	$919,613	$30,812	$950,425	$174,809	$53,681	$226,094	$495,841
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.
(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.

Scotiabank First Quarter Report 2016    15

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at October 31, 2015
($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$63,228	$–	$63,228	$–	$8,700	$54,528	$–
Deposits with financial institutions(4)	10,699	–	10,699	–	293	10,406	–
Precious metals	10,550	–	10,550	–	117	10,433	–
Liquid securities:
Canadian government obligations	24,198	21,206	45,404	22,242	–	23,162	–
Foreign government obligations	39,525	29,989	69,514	44,547	–	24,967	–
Other liquid securities	52,396	55,752	108,148	65,405	–	42,743	–
Other securities	5,797	3,313	9,110	2,806	–	–	6,304
Loans classified as liquid assets:
NHA mortgage-backed securities	36,409	–	36,409	2,847	–	33,562	–
Call and short loans	1,352	–	1,352	–	–	1,352	–
Other loans	439,207	–	439,207	10,904	41,492	9,134	377,677
Other financial assets(5)	145,063	(80,907)	64,156	5,299	–	–	58,857
Non-financial assets	28,073	–	28,073	–	–	–	28,073
Total	$856,497	$29,353	$885,850	$154,050	$50,602	$210,287	$470,911
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.
(4)	Certain prior period amounts have been restated to conform with current period presentation.
(5)	Securities received as collateral against other financial assets are included within liquid securities and other securities.

As of January 31, 2016 total encumbered assets of the Bank were $228 billion (October 31, 2015 – $205 billion). Of the remaining $722 billion (October 31, 2015 – $681 billion) of unencumbered assets, $226 billion (October 31, 2015 – $210 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. In the event of a one-notch or two-notch downgrade of the Bank’s rating below its lowest current rating, the Bank has to provide an additional $648 million or $878 million of collateral, respectively, to meet contractual derivative funding or margin requirements.

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

Regulatory developments relating to liquidity

In October 2014, the Basel Committee on Banking Supervision (BCBS) released its final document on the Net Stable Funding Ratio (NSFR), which was followed in June 2015 by the Net Stable Funding Ratio Disclosure Standards. The NSFR is aimed at reducing structural funding risk by requiring banks to fund their activities with sufficiently stable sources of funding. The NSFR will become a minimum standard by January 1, 2018, and its public disclosure will commence in the first reporting period thereafter. The Bank continues to monitor developments related to liquidity requirements.

Liquidity coverage ratio

The Liquidity Coverage Ratio measure (LCR) is based on a 30-day liquidity stress scenario, with assumptions defined in the OSFI Liquidity Adequacy Requirements (LAR) Guideline. The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.

HQLA are defined in the LAR Guideline, and are grouped into three main categories, with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.

The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

16    Scotiabank First Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the Bank’s average LCR for the quarter ended January 31, 2016, based on month-end LCR calculations for November, December and January.

For the quarter ended January 31, 2016 ($ millions)	Total unweighted value (Average)(1)	Total weighted value (Average)(2)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	143,821

Cash outflows
Retail deposits and deposits from small business customers, of which:	154,233	10,485
Stable deposits	72,595	2,321
Less stable deposits	81,638	8,164
Unsecured wholesale funding, of which:	151,467	82,231
Operational deposits (all counterparties) and deposits in networks of cooperative banks	35,543	8,619
Non-operational deposits (all counterparties)	94,598	52,286
Unsecured debt	21,326	21,326
Secured wholesale funding	*	33,115
Additional requirements, of which:	185,391	44,176
Outflows related to derivative exposures and other collateral requirements	31,294	18,393
Outflows related to loss of funding on debt products	3,865	3,865
Credit and liquidity facilities	150,232	21,918
Other contractual funding obligations	2,493	1,127
Other contingent funding obligations(3)	472,156	8,095
Total cash outflows	*	179,229

Cash inflows
Secured lending (e.g. reverse repos)	96,982	27,171
Inflows from fully performing exposures	21,169	13,600
Other cash inflows	22,680	22,680
Total cash inflows	140,831	63,451
		Total adjusted value(4)

Total HQLA		143,821
Total net cash outflows		115,778
Liquidity coverage ratio (%)		124%
For the quarter ended October 31, 2015 ($ millions)		Total adjusted value(4)

Total HQLA		$145,859
Total net cash outflows		$117,474
Liquidity coverage ratio (%)		124%
*	Disclosure is not required under regulatory guideline.
(1)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(2)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guidelines.
(3)	Total unweighted values includes uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.
(4)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.

HQLA is substantially comprised of Level 1 assets (as defined in the LAR guideline), such as cash, deposits with central banks, central bank reserves available to the Bank in times of stress and securities with a 0% risk weight, as defined under OSFI Capital Adequacy guidelines.

The Bank’s average LCR for the quarter ended January 31, 2016 is largely unchanged from the previous quarter. The Bank’s significant operating currencies are Canadian and U.S. dollars. The Bank monitors its significant currency exposures in accordance with its liquidity risk management framework and risk appetite.

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $260 billion as at January 31, 2016 (October 31, 2015 – $251 billion). The increase since October 31, 2015, was due primarily to personal deposits, internal capital generation and the issuance of NVCC subordinated debentures and preferred shares. A portion of commercial deposits, particularly those of an operating or relationship nature, would be considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer term wholesale debt issuances (original maturity over 1 year) of $143 billion (October 31, 2015 – $137 billion). Longer term wholesale debt issuances include medium-term notes, deposit notes, mortgage securitizations, asset-backed securities and covered bonds.

The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in a country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.

Scotiabank First Quarter Report 2016    17

MANAGEMENT’S DISCUSSION & ANALYSIS

From an overall funding perspective the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.

The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, is managed centrally within the framework of policies and limits that are approved by the Board of Directors.

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and market is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of sources of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

In Canada, the Bank raises short- and longer-term wholesale debt through the issuance of senior unsecured deposit notes. Additional longer-term wholesale debt is generated through the Bank’s Canadian Debt and Equity Shelf and the securitization of Canadian insured residential mortgages through CMHC securitization programs (such as Canada Mortgage Bonds), and of unsecured personal lines of credits through the Hollis Receivables Term Trust II Shelf. While the Bank includes CMHC securitization programs in its view of wholesale debt issuance, this source of funding does not entail the run-off risk that can be experienced in funding raised from capital markets.

Outside of Canada, short-term wholesale debt is raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf and SEC Registered Covered Bond Shelf. As well, the Bank’s Covered Bond Program is listed with the U.K. Listing Authority and the Bank may issue under the program in Australia. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium-Term Note Programme and Singapore Medium-Term Note Programme.

The table below provides the remaining contractual maturities of funding raised through wholesale funding. The products are aligned to Enhanced Disclosure Task Force (EDTF) recommended categories for comparability with other banks. In the Consolidated Statement of Financial Position, unless separately disclosed, most sources are included in Business and Government Deposits.

Wholesale funding sources(1)

	As at January 31, 2016
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks(2)	$3,518	$953	$278	$103	$105	$4,957	$51	$71	$–	$5,079
Bearer deposit notes, commercial paper and certificate of deposits	15,172	30,502	32,106	5,991	3,213	86,984	2,670	456	34	90,144
Asset-backed commercial paper(3)	2,138	5,572	806	–	–	8,516	–	–	–	8,516
Medium term notes and deposit notes	2,615	4,070	6,739	1,904	8,492	23,820	13,792	36,670	7,984	82,266
Asset-backed securities	–	–	–	500	453	953	8	1,047	432	2,440
Covered bonds	–	–	–	2,803	3,505	6,308	5,826	12,015	2,612	26,761
Mortgage securitization(4)	–	794	997	1,030	1,376	4,197	3,272	6,846	4,814	19,129
Subordinated debt(5)	25	50	34	6	2	117	–	127	8,048	8,292
Total wholesale funding sources	$23,468	$41,941	$40,960	$12,337	$17,146	$135,852	$25,619	$57,232	$23,924	$242,627

Of Which:
Unsecured funding	$21,330	$35,575	$39,157	$8,004	$11,812	$115,878	$16,514	$37,324	$16,065	$185,781
Secured funding	2,138	6,366	1,803	4,333	5,334	19,974	9,105	19,908	7,859	56,846

	As at October 31, 2015
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks(2)	$3,553	$904	$343	$211	$122	$5,133	$88	$80	$–	$5,301
Bearer deposit notes, commercial paper and certificate of deposits	13,255	18,281	41,886	12,611	3,113	89,146	4,023	962	36	94,167
Asset-backed commercial paper(3)	1,720	3,920	1,648	–	–	7,288	–	–	–	7,288
Medium term notes and deposit notes	390	2,365	7,565	6,149	1,837	18,306	16,926	33,674	9,929	78,835
Asset-backed securities	–	1	–	1	500	502	661	1,042	440	2,645
Covered bonds	–	–	–	–	2,615	2,615	5,909	11,359	2,473	22,356
Mortgage securitization(4)	–	1,208	794	997	829	3,828	4,100	6,214	5,632	19,774
Subordinated debt(5)	19	59	64	3	6	151	–	20	6,626	6,797
Total wholesale funding sources	$18,937	$26,738	$52,300	$19,972	$9,022	$126,969	$31,707	$53,351	$25,136	$237,163

Of Which:
Unsecured funding	$17,217	$21,610	$49,858	$18,974	$5,078	$112,737	$21,037	$34,735	$16,591	$185,100
Secured funding	1,720	5,128	2,442	998	3,944	14,232	10,670	18,616	8,545	52,063
(1)	Wholesale funding sources exclude repo transactions and bankers acceptances, which are disclosed in the contractual maturities table on page 19 below. Amounts are based on remaining term to maturity.
(2)	Only includes commercial bank deposits raised by Group Treasury.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.
(5)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.

18    Scotiabank First Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Wholesale funding generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $216 billion as at January 31, 2016 (October 31, 2015 – $198 billion) were well in excess of wholesale funding sources which mature in the next 12 months.

Contractual maturities

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments as at January 31, 2016, based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

	As at January 31, 2016
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$65,512	$1,726	$834	$186	$881	$753	$872	$56	$13,841		$84,661
Trading assets	7,473	7,151	4,136	1,905	2,168	6,693	14,340	20,228	40,182		104,276
Financial instruments designated at fair value through profit or loss	–	70	–	–	–	209	16	–	1		296
Securities purchased under resale agreements and securities borrowed	71,656	15,758	4,853	3,527	473	–	–	–	–		96,267
Derivative financial instruments	3,645	2,939	1,867	1,930	1,777	4,439	11,976	23,385	–		51,958
Investment securities – available-for-sale	2,432	4,035	4,474	2,682	1,863	5,460	17,204	4,782	2,745		45,677
Investment securities – held-to-maturity	78	5	28	296	595	3,815	9,625	308	–		14,750
Loans	27,284	24,967	28,232	24,093	26,029	75,011	188,108	34,185	48,644		476,553
Residential mortgages	3,545	6,235	11,160	11,401	11,647	40,819	110,974	21,261	2,005	(1)	219,047
Personal and credit cards	2,698	1,950	2,813	2,966	3,003	10,073	20,150	5,804	45,925		95,382
Business and government	21,041	16,782	14,259	9,726	11,379	24,119	56,984	7,120	5,068	(2)	166,478
Allowance for credit losses	–	–	–	–	–	–	–	–	(4,354)		(4,354)
Customers’ liabilities under acceptances	8,150	2,026	226	6	8	–	–	–	–		10,416
Other assets	–	–	–	–	–	–	–	–	34,759		34,759
Total assets	$186,230	$58,677	$44,650	$34,625	$33,794	$96,380	$242,141	$82,944	$140,172		$919,613

Liabilities and equity
Deposits	$68,447	$66,312	$59,991	$23,790	$32,520	$43,042	$73,208	$14,250	$249,331		$630,891
Personal	7,057	7,115	9,261	7,181	9,692	14,809	17,325	399	121,931		194,770
Non-personal	61,390	59,197	50,730	16,609	22,828	28,233	55,883	13,851	127,400		436,121
Financial instruments designated at fair value through profit or loss	–	–	–	6	–	24	770	782	–		1,582
Acceptances	8,150	2,026	226	6	8	–	–	–	–		10,416
Obligations related to securities sold short	87	53	89	386	113	2,096	7,014	8,817	5,063		23,718
Derivative financial instruments	4,207	2,557	1,944	1,623	1,714	4,456	12,944	24,426	–		53,871
Obligations related to securities sold under repurchase agreements and securities lent	72,822	9,945	1,188	4,108	1,407	–	–	–	–		89,470
Subordinated debentures	–	–	–	–	–	–	–	7,759	–		7,759
Other liabilities	448	1,631	822	317	270	857	2,885	3,896	35,125		46,251
Total equity	–	–	–	–	–	–	–	–	55,655		55,655
Total liabilities and equity	$154,161	$82,524	$64,260	$30,236	$36,032	$50,475	$96,821	$59,930	$345,174		$919,613

Off-balance sheet commitments
Operating leases	$27	$59	$85	$84	$82	$295	$607	$547	$–		$1,786
Credit commitments(3)	3,595	6,834	15,055	13,330	12,803	21,233	100,610	4,813	–		178,273
Financial guarantees(4)	–	–	–	–	–	–	–	–	34,741		34,741
Outsourcing obligations	19	37	56	56	52	198	261	–	1		680
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

Scotiabank First Quarter Report 2016    19

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at October 31, 2015
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$65,315	$1,367	$477	$593	$567	$593	$892	$7	$14,666		$84,477
Trading assets	6,595	6,148	4,580	3,467	1,177	6,599	12,665	19,759	38,150		99,140
Financial instruments designated at fair value through profit or loss	–	–	66	–	–	–	16	–	238		320
Securities purchased under resale agreements and securities borrowed	65,182	11,121	5,738	2,003	3,268	–	–	–	–		87,312
Derivative financial instruments	2,789	2,412	1,580	1,168	1,479	3,761	9,541	18,273	–		41,003
Investment securities – available-for-sale	1,292	2,215	3,941	2,059	2,136	7,423	16,185	4,291	3,023		42,565
Investment securities – held-to-maturity	–	–	65	–	4	111	463	8	–		651
Loans	25,763	24,120	27,190	23,976	24,561	71,989	181,600	32,772	46,657		458,628
Residential mortgages	3,120	5,695	11,584	11,690	11,570	43,088	108,597	20,366	1,788	(1)	217,498
Personal and credit cards	2,456	1,732	2,577	2,607	2,500	10,146	19,563	5,719	44,177		91,477
Business and government	20,187	16,693	13,029	9,679	10,491	18,755	53,440	6,687	4,889	(2)	153,850
Allowance for credit losses	–	–	–	–	–	–	–	–	(4,197)		(4,197)
Customers’ liabilities under acceptances	7,987	2,120	146	37	6	–	–	–	–		10,296
Other assets	–	–	–	–	–	–	–	–	32,105		32,105
Total assets	$174,923	$49,503	$43,783	$33,303	$33,198	$90,476	$221,362	$75,110	$134,839		$856,497

Liabilities and equity
Deposits	$54,015	$50,230	$67,936	$33,177	$19,993	$50,181	$68,116	$17,118	$240,153		$600,919
Personal	6,506	7,960	8,938	8,303	7,186	15,762	16,646	326	118,417		190,044
Non-personal	47,509	42,270	58,998	24,874	12,807	34,419	51,470	16,792	121,736		410,875
Financial instruments designated at fair value through profit or loss	–	18	–	–	7	9	648	804	–		1,486
Acceptances	7,987	2,120	146	37	6	–	–	–	–		10,296
Obligations related to securities sold short	52	50	208	162	223	2,530	5,425	7,851	3,711		20,212
Derivative financial instruments	3,767	2,196	1,912	1,182	1,241	3,786	11,109	20,077	–		45,270
Obligations related to securities sold under repurchase agreements and securities lent	60,814	8,232	4,483	332	3,154	–	–	–	–		77,015
Subordinated debentures	–	–	–	–	–	–	–	6,182	–		6,182
Other liabilities	867	1,535	358	533	307	878	2,444	3,803	30,913		41,638
Total equity	–	–	–	–	–	–	–	–	53,479		53,479
Total liabilities and equity	$127,502	$64,381	$75,043	$35,423	$24,931	$57,384	$87,742	$55,835	$328,256		$856,497

Off-balance sheet commitments
Operating leases	$27	$57	$83	$81	$80	$285	$595	$546	$–		$1,754
Credit commitments(3)	6,633	6,588	16,985	16,264	18,052	20,335	76,660	4,878	5		166,400
Financial guarantees(4)	–	–	–	–	–	–	–	–	31,865		31,865
Outsourcing obligations	19	36	51	50	50	183	225	4	1		619
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

Credit ratings

Credit ratings are one of the factors that affect the Bank’s access to capital markets and borrowing costs, as well as the terms on which the Bank can conduct derivatives and hedging transactions and obtain related borrowings. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.

The Bank continues to have strong credit ratings and is rated AA by DBRS, Aa3 by Moody’s, AA- by Fitch and A+ by Standard and Poor’s (S&P).

In July 2015, DBRS completed its annual review and confirmed the Bank’s AA rating and negative outlook. The Bank, along with the other Canadian banks were originally placed on negative outlook by DBRS in May 2015. The rating agency cited the uncertainty around the federal government’s proposed new bail-in regime for senior unsecured debt as the principal reason for these system-wide changes in outlook in order to reflect the greater likelihood that such debt may incur losses in the unlikely event of a distress scenario.

On December 11, 2015, S&P affirmed the Bank’s A+ rating for Deposits and Senior Debt, as well as the A-1 rating for short-term instruments. The Bank’s outlook, along with the outlook of other Canadian banks was changed to stable from negative. The outlook change was predicated on S&P’s belief that the potential negative ratings impact from the proposed bail-in regime has subsided, with a view that the implementation timetable could be two years or more to 2018 or later.

On January 25, 2016, Moody’s downgraded the Bank’s long-term ratings by one notch to Aa3 from Aa2, while affirming the Bank’s short-term deposit rating of P-1. The outlook for the Bank remained negative, consistent with the other Canadian banks, reflecting the aforementioned proposed new bail-in regime.

On January 27, 2016, Fitch affirmed the Bank’s respective long and short-term rating of AA- and F1+. Fitch also affirmed the Bank’s stable outlook.

The Bank remains confident that it will retain strong credit ratings.

20    Scotiabank First Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial position

The Bank’s total assets as at January 31, 2016 were $920 billion, up $63 billion or 7% from October 31, 2015. Adjusting for the impact of foreign currency translation, total assets were up $38 billion or 4%.

Trading assets increased $5 billion or 5% from October 31, 2015. Adjusting for the impact of foreign currency translation, trading assets increased $2 billion from October 31, 2015, due primarily to an increase in trading securities from higher holdings of Canadian government debt and common shares.

Securities purchased under resale agreements and securities borrowed increased $9 billion or $5 billion after adjusting for the impact of foreign currency translation due primarily to an increase in client and business activities. Derivative instrument assets increased $11 billion due primarily to changes in foreign exchange rates and increased market activity.

Investment securities increased $17 billion or 40% from October 31, 2015. After adjusting for the impact of foreign currency translation, investment securities grew by $15 billion due primarily to an increase in held-to-maturity securities. As of January 31, 2016, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges, was $24 million, a decrease of $243 million from October 31, 2015. The decrease was due mainly to realized gains on disposals and declines in the market values of equities.

Loans increased $18 billion or 4% from October 31, 2015. Adjusting for the impact of foreign currency translation, loans increased $10 billion or 2%. Residential mortgages increased $1 billion, mainly in Latin America as underlying growth in Canadian residential mortgages was largely offset by the planned run-off of Tangerine’s broker-originated and white label mortgage portfolio. Personal and credit card loans rose $4 billion, due mainly to the acquisition of the credit card portfolio from JPMorgan Chase Bank, and growth in Canada and Latin America. Business and government loans were up $6 billion mainly in the United States and Canada.

Total liabilities were $864 billion as at January 31, 2016, up $61 billion or 8% from October 31, 2015. Adjusting for the impact of foreign currency translation, total liabilities increased $36 billion or 5%.

Total deposits increased $30 billion or $12 billion after adjusting for the impact of foreign currency translation. Personal deposits grew by $3 billion mainly in Latin America and Canada and business and government deposits increased by $6 billion primarily in Canada and the United States.

Obligations related to securities sold under repurchase agreements and securities lent increased by $12 billion and obligations related to securities sold short increased by $4 billion or $9 billion and $3 billion respectively after adjusting for the impact of foreign currency translation. Derivative instrument liabilities increased $9 billion, which was similar to the increase in derivative instrument assets.

Total shareholders’ equity increased $2,176 million from October 31, 2015. This increase was driven by current year earnings less dividends paid of $943 million, the issuance of $350 million of preferred shares and a $946 million increase in accumulated other comprehensive income due primarily to unrealized foreign currency translation gains on the Bank’s investments in its foreign operations, partly offset by a fair value increase in the net pension obligation. This was partly offset by the repurchase and cancellation of approximately 1.2 million common shares or $65 million under the Normal Course Issuer Bid program.

Capital management

Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is more than adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; creating a comprehensive risk appetite for the Bank; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including economic and regulatory capital measures. The Bank’s capital management practices are unchanged from those outlined on pages 39 to 49 of the Bank’s 2015 Annual Report.

Implementation of the Basel III framework

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by the Basel Committee on Banking Supervision (BCBS) and commonly referred to as Basel III. Basel III builds on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (Basel II). Under Basel III, there are three primary risk-based regulatory capital ratios used to assess capital adequacy; Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. Basel III also provides guidance on non-viability contingent capital (NVCC). The guidance stipulates that in order to qualify as regulatory capital, non-common share capital instruments must be convertible into common equity upon a trigger event as defined within the guidance. All non-common share capital instruments issued after December 31, 2012, are required to meet these NVCC requirements to qualify as regulatory capital.

To enable banks to meet the new standards, the BCBS Basel III rules contain transitional arrangements commencing January 1, 2013, through January 1, 2019. Transitional requirements result in a 5 year phase-in of new deductions and additional components to common equity. Non-qualifying non-common capital instruments are being phased-out over 10 years and the capital conservation buffer is being phased-in over 4 years. As of January 2019, banks will be required to meet new minimum requirements related to risk-weighted assets of: CET1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7%, minimum Tier 1 ratio of 8.5%, and Total capital ratio of 10.5%.

The Office of the Superintendent of Financial Institutions (OSFI) has issued guidelines, reporting requirements and disclosure guidance which are consistent with the Basel III reforms, except for its deferral of the Basel III credit valuation adjustment (CVA) related capital charges, requiring they be phased-in over a 5 year period, beginning January 2014. In accordance with OSFI’s requirements, as at January 31, 2016, the CVA scalars for the CET1 capital ratio, Tier 1 capital ratio and Total capital ratio were 0.64, 0.71 and 0.77, respectively, consistent with the scalars applied in 2015.

Commencing the first quarter of 2013, OSFI required Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’) and achieve minimums of 7%, 8.5% and 10.5% for CET1, Tier 1 and Total Capital, respectively. OSFI has also designated the Bank a domestic systemically important bank (D-SIB), increasing its minimum capital ratio requirements by 1% across all tiers of capital effective January 1, 2016, in line with the requirements for global systemically important banks.

In addition to risk-based capital requirements, the Basel III reforms introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. The Leverage ratio is defined as a ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance sheet assets and off-balance sheet commitments, derivatives and securities financing transactions, as defined within the requirements. In January 2014, the BCBS issued revisions to the Basel III Leverage ratio framework noting that the final calibration of the Leverage ratio will be completed by 2017, with a view to migrating to a Pillar 1 (minimum capital requirement) treatment by January 2018.

In October 2014, OSFI released its Leverage Requirements Guideline which outlines the application of the Basel III Leverage ratio in Canada and the replacement of the former Assets-to-Capital Multiple (ACM), effective the first quarter of 2015. Institutions are expected to maintain a material operating buffer above the 3% minimum. Commencing Q1 2015, disclosure in accordance with OSFI’s September 2014 Public Disclosure Requirements related to the Basel III Leverage ratio has been made in the Supplementary Regulatory Capital Disclosures.

Scotiabank First Quarter Report 2016    21

MANAGEMENT’S DISCUSSION & ANALYSIS

Capital ratios

The Bank’s various regulatory capital measures consist of the following:

	As at
	January 31 2016	October 31 2015
($ millions)	All-in	All-in
Common Equity Tier 1 capital	$37,645	$36,965
Tier 1 capital	41,983	41,366
Total regulatory capital	50,413	48,230
CET1 risk-weighted assets(1)	$374,457	$357,995
Tier 1 risk-weighted assets(1)	375,365	358,780
Total risk-weighted assets(1)	376,143	359,453
Capital ratios (%):
Common Equity Tier 1 capital	10.1	10.3
Tier 1 capital ratio	11.2	11.5
Total capital ratio	13.4	13.4
Leverage:
Leverage exposures	$1,037,881	$980,212
Leverage ratio (%)	4.0	4.2
(1)	CVA risk-weighted assets were calculated using scalars of 0.64, 0.71 and 0.77 to compute CET1, Tier1 and Total capital ratios, respectively, in 2016 (October 31, 2015 – scalars of 0.64, 0.71 and 0.77).

The Bank’s Common Equity Tier 1 capital ratio of 10.1% decreased by approximately 20 basis points this quarter, due primarily to the impacts from employee pension and post-retirement benefits on accumulated other comprehensive income and from acquisitions which closed during the quarter.

The Leverage ratio declined to 4.0% as at January 31, 2016, mainly due to higher leverage exposures from organic growth in on-balance sheet assets, pension related impacts, foreign currency translation and acquisitions which closed during the quarter.

The Bank continues to maintain a strong capital position. As at January 31, 2016, the CET1, Tier 1, Total capital and Leverage ratios are well above Basel III all-in minimum requirements.

Changes in regulatory capital

The Bank’s Common Equity Tier 1 capital was $37.6 billion, as at January 31, 2016 (October 31, 2015 – $37.0 billion), an increase of approximately $0.6 billion during the quarter, mainly due to:

•	internal capital generation of $0.9 billion; and,
•	increases in accumulated other comprehensive income of $0.9 billion primarily from foreign currency translation gains, partly offset by increases to liabilities relating to employee pension and post-retirement benefits.

Partly offset by:

•	increased threshold-related capital deductions of $0.7 billion; and,
•	increases in other capital deductions and regulatory adjustments of $0.5 billion.

The Bank’s Tier 1 and Total capital ratios were also impacted by the above changes and issuances of $350 million of NVCC preferred shares, net of the additional 10% phase-out of non-qualifying preferred shares. In addition, Total capital increased due to the issuance of approximately $2.5 billion of NVCC subordinated debentures, partly offset by the $1.0 billion redemption of non-NVCC subordinated debentures during the quarter.

Risk-weighted assets (RWA)

CET1 RWA increased by $16.5 billion or 4.6% during the quarter to $374.5 billion, due primarily to:

•	the impact of a weaker Canadian dollar on foreign currency denominated assets of $10.6 billion;
•	growth in personal and business loans of $4.7 billion;
•	growth in debt investments and counterparty credit risk RWA of $1.9 billion; and,
•	the impact of current quarter acquisitions of $1.8 billion.

Partly offset by:

•	model methodology and policy changes which reduced RWA by $2.8 billion.

Global Systemically Important Bank (G-SIB) Disclosures

In 2013, the Basel Committee on Banking Supervision (BCBS), in conjunction with the Financial Stability Board (FSB), issued “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” which assesses the systemic importance of banks to the global financial system and wider economy. Banks with Basel III leverage exposures in excess of EUR 200 billion or those classified as a G-SIB in the past year are required to participate in the annual survey.

The G-SIB indicators as defined by the BCBS are intended to reflect the size of banks, their interconnectedness, the amount of financial institution infrastructure they provide, their cross-jurisdictional activity and their complexity. As a result, the G-SIB indicators provided below are calculated based on specific instructions issued by the BCBS and may not be directly comparable against other disclosed information.

According to the most recent assessment by the FSB communicated in November 2015, the Bank is not considered to be a G-SIB based on October 31, 2014, indicators. However, the Bank is required to disclose the values of its indicators in accordance with the “Global systemically important banks – Public disclosure requirements” as revised by OSFI in 2015. The disclosures below are presented based on the Bank’s fiscal year.

22    Scotiabank First Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

As at and for the year ended October 31 ($ millions)(1)
Category(2)	Indicator(2)	2015	2014
Cross-jurisdictional activity	Cross-jurisdictional claims	$377,002	$332,324
	Cross-jurisdictional liabilities	296,266	267,083
Size	Total exposures as defined for use in the Basel III leverage ratio	992,591	909,625
Interconnectedness	Intra-financial system assets	134,859	115,415
	Intra-financial system liabilities	62,395	66,635
	Securities outstanding	264,446	256,438
Substitutability/financial institution infrastructure	Payments activity	13,645,943	15,584,805
	Assets under custody	262,976	252,437
	Underwritten transactions in debt and equity markets	51,001	50,150
Complexity	Notional amount of over-the-counter derivatives	4,646,428	4,597,204
	Trading and available-for-sale securities	43,938	57,879
	Level 3 assets	3,190	4,106
(1)	Disclosures are based on the regulatory definition of consolidation.
(2)	As defined by the BCBS publication “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” (July 2013).

Changes in G-SIB Indicators

During 2015, Cross-jurisdictional activity and Size increased mainly due to the impact of foreign currency translation. Payment activity decreased mainly due to lower Euro dollar and British pound payments partially offset by higher U.S. and Canadian dollar payments. Other year-over-year movements mainly reflect changes in business activity.

Normal Course Issuer Bid

On May 29, 2015, the Bank announced that OSFI and the TSX approved a normal course issuer bid pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares, which represents approximately 2% of the Bank’s common shares issued and outstanding as of May 25, 2015. Purchases under the bid will end on the earlier of June 1, 2016, or the date on which the Bank completes its purchases. During the first quarter of 2016, the Bank repurchased and cancelled approximately 1.2 million common shares at an average price of $52.45 per share (as of January 31, 2016 – 9.2 million shares at an average price of $59.16 per share have been repurchased and cancelled under this bid). On a quarterly basis, the Bank will consult with OSFI prior to making purchases of its common shares.

Common dividend

The Board of Directors, at its meeting on February 29, 2016, approved a dividend of 72 cents per share, an increase of 2 cents per share. This quarterly dividend is payable to shareholders of record as of April 5, 2016 on April 27, 2016.

Financial instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section on page 7. The methods of determining the fair value of financial instruments are detailed on page 151 of the Bank’s 2015 Annual Report.

Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.

Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bi-lateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 76 of the Bank’s 2015 Annual Report).

Total derivative notional amounts were $5,050 billion as at January 31, 2016, compared to $5,019 billion as at October 31, 2015. The quarterly change was due primarily to foreign currency translation, offset by a decrease in commodity contracts. The total notional amount of over-the-counter derivatives was $4,721 billion (October 31, 2015 – $4,694 billion), of which $3,046 billion are settled through central counterparties as at January 31, 2016 (October 31, 2015 – $3,065 billion). The credit equivalent amount, after taking master netting arrangements into account, was $51.1 billion, compared to $47.5 billion at October 31, 2015. The change from October 31, 2015, was due largely to higher market value of derivative contracts and the impact of foreign currency translation.

Selected credit instruments

A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on page 53 of the Bank’s 2015 Annual Report. The nature and extent of the Bank’s exposures have substantially remained unchanged from year end.

Scotiabank First Quarter Report 2016    23

MANAGEMENT’S DISCUSSION & ANALYSIS

Off-balance sheet arrangements

In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities and guarantees and other commitments.

No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.

For a complete discussion of these types of arrangements, please refer to pages 49 to 52 of the Bank’s 2015 Annual Report.

Structured entities

The Bank sponsors two Canadian multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper.

Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $4.2 billion as at January 31, 2016 (October 31, 2015 – $3.9 billion). As at January 31, 2016, total commercial paper outstanding for these conduits was $2.7 billion (October 31, 2015 – $2.5 billion). Funded assets purchased and held by these conduits as at January 31, 2016, as reflected at original cost, were $2.7 billion (October 31, 2015 – $2.5 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2015.

Other off-balance sheet arrangements

Guarantees and other indirect commitments increased 6.7% from October 31, 2015, due to the impact of foreign currency translation on undrawn loan commitments and increased commitments in relation to securities lending activities. Fees from guarantees and loan commitment arrangements recorded in non-interest income – banking were $138 million for the three months ended January 31, 2016, compared to $130 million in the previous quarter.

Regulatory developments

The Bank continues to respond to global regulatory developments, such as capital and liquidity requirements under the Basel Committee on Banking Supervision global standards (Basel III), over-the-counter derivatives reform, consumer protection measures and specific financial reforms, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”). The Bank continues to monitor these and other developments and is working to ensure business impacts, if any, are minimized.

Taxpayer Protection and Bank Recapitalization Regime and Proposed Tax Rules

On April 21, 2015, the Federal Government confirmed its intention to implement a “bail-in” regime, “Taxpayer Protection and Bank Recapitalization Regime”, for the largest six Canadian banks, including The Bank of Nova Scotia, designated as domestic systemically important banks (D-SIBs). The Federal Government intends to introduce legislative amendments to enhance the resolution toolkit for D-SIBs, including implementation of the framework for the Taxpayer Protection and Bank Recapitalization Regime, with associated regulations and guidelines to follow. This proposal, introduced in August 2014, is aimed at ensuring that (i) taxpayers are protected from having to bail out a D-SIB in the highly unlikely event of such an institution’s failure; and (ii) Canada’s financial system remains strong by clarifying a bank’s shareholders and creditors are responsible for bearing losses, thereby giving them stronger incentives to monitor the bank’s risk-taking activities. The proposed regime would only apply to certain unsecured debt and not to customer deposits, and would include a statutory conversion power which would allow for the permanent conversion of eligible liabilities of a non-viable bank into common shares. D-SIBs would also be subject to minimum loss absorbency requirements to ensure they can withstand significant losses and emerge from a conversion well capitalized, as well as comprehensive disclosure and reporting requirements. The regime would apply only to eligible liabilities issued after the implementation of the proposed regime with no retroactive application to existing debt. The proposed “bail-in” regime has not yet been finalized and these proposed changes could adversely impact the Bank’s cost of funding.

Federal Budget Proposal

The 2015 Canadian Federal Budget proposed tax rules for synthetic equity arrangements which if enacted, would impact the tax deductibility of Canadian dividends paid or payable after October 31, 2015, in certain circumstances. On July 31, 2015, the Department of Finance (Canada) issued draft legislation which included certain modifications to the rules, including a delay in full implementation until May 2017. While the Bank continues to assess the impact of this proposal, these proposed tax rules are not expected to materially affect the Bank’s overall financial results.

Dodd-Frank Act

Section 619 of the Dodd-Frank Act, commonly known as the Volcker Rule, impacts our global activities as its reach extends to the Bank and each of its subsidiaries and affiliates (subject to certain exceptions and exclusions). The Volcker Rule imposes prohibitions and restrictions on banking entities and their affiliates in connection with proprietary trading and investing in or sponsoring of hedge funds or private equity funds. The Bank has a compliance program to assess, monitor, and report on Volcker Rule compliance, which became effective on July 21, 2015, across the enterprise. These impacts are not expected to materially affect the Bank’s overall financial results.

On February 18, 2014 the Board of Governors of the Federal Reserve System (“Federal Reserve”) in the U.S. approved the final rule to implement the enhanced prudential standards and early remediation requirements of sections 165 and 166 of the Dodd-Frank Act (the FBO Rule) for bank holding companies and foreign banking organizations. Regulation YY implements certain provisions of section 165 that require the Federal Reserve Board to establish enhanced prudential standards for bank holding companies and foreign banking organizations with total consolidated assets of $50 billion, such as the Bank. The overall intent of Section 165 and Regulation YY is to strengthen the regulation of the U.S. operations of foreign banking organizations by requiring home country capital certification consistent with the Basel capital framework, home country capital stress tests comparable to U.S. standards, maintenance of a liquidity buffer for U.S. branches and agencies and establishment of a U.S. risk committee with the appointment of a U.S. Chief Risk Officer. The Bank has appointed a Chief Risk Officer for the U.S., has established a U.S. Risk Committee and will work to help ensure compliance with the final rule by the effective date of July 2016. The Bank is not currently required to form a U.S. intermediate holding company under the final rule.

24    Scotiabank First Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

On August 5, 2015, the US Securities and Exchange Commission (“SEC”) took several steps toward completing its regulatory framework for security based swap dealers and majority security-based swap participants, as required under the Dodd-Frank Act. The SEC unanimously adopted final rules providing the registration process for security-based swap dealers and majority security-based swap participants, including the detailed forms that registrants will be required to file. The registration date has not been set and is dependent on additional rulemaking by the SEC. The Bank, which is currently registered as a swap dealer with the Commodity Futures Trading Commission, anticipates that it will be required to register as a security based swap dealer with the SEC.

Over-The-Counter Derivatives Reform

In March 2015, the Basel Committee on Banking Supervision and the International Organization of Securities Commissions published a framework establishing minimum standards for margin requirements for non-centrally cleared derivatives for non-exempt financial entities and systemically important non-financial entities (“BCBS Guidelines”). Throughout 2014 and 2015, regulators around the globe proposed domestic rules based on the BCBS Guidelines. In October 2015, OSFI issued a draft version of Guideline E-22: Margin Requirements for Non-Centrally Cleared Derivatives to substantially incorporate the requirements of the BCBS Guidelines (“Guideline E-22”). The final version of Guidelines E-22 will be effective September 1, 2016. The Bank continues to assess the impact of Guideline E-22 and expects to meet all obligations imposed by Guidelines E-22 when it goes into effect.

The Foreign Account Tax Compliance Act (FATCA)

FATCA is U.S. legislation designed to prevent U.S. taxpayers from using accounts held outside of the U.S. to evade taxes. FATCA and in some countries, related local regulations now require financial institutions to report annually on specified accounts held outside of the U.S. by U.S. taxpayers. This reporting is made available to the U.S. Internal Revenue Service either directly or through local regulatory agencies. Under an initiative known as Global FATCA, more than 100 OECD member countries have committed to automatic exchange of information relating to accounts held by tax residents of signatory countries, using a Common Reporting Standard (CRS). Implementation of the CRS commenced in January 2016 in countries that signed on as “early adopters.” More than 40 countries where the Bank has a presence have now signed on to the CRS, and 17 of these signed on as early adopters. Under the guidance of an enterprise program office, dedicated project teams in each of the Bank’s business lines are working to meet all FATCA-related obligations worldwide while minimizing negative impact on the client experience.

The Bank will meet all obligations imposed under FATCA and other tax information exchange regimes, in accordance with local law.

Accounting Policies and Controls

Accounting policies and estimates

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2015. Note 3 of the Bank’s consolidated financial statements in the 2015 Annual Report describes the Bank’s significant accounting policies.

Future accounting developments

The Bank actively monitors developments and changes in accounting standards from the IASB as well as requirements from the other regulatory bodies, including OSFI.

The Bank is currently assessing the impact the adoption of new and revised standards issued by the IASB will have on its consolidated financial statements.

There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s consolidated financial statements in the 2015 Annual Report except as noted below.

Leases

On January 13, 2016, the IASB issued IFRS 16, which requires a lessee to recognize an asset for the right to use the leased item and a liability for the present value of its future lease payments. IFRS 16 will result in leases being recorded on the Bank’s balance sheet, including those currently classified as operating except for short-term leases and leases with low value of the underlying asset. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

IFRS 16 is effective for the Bank on November 1, 2019, with early adoption permitted from the date the Bank applies IFRS 15 Revenue from Contracts with Customers on or before the date of initial application of IFRS 16. On transition there are practical expedients available whereby the Bank will not need to reassess whether a contract is, or contains a lease, or reassess the accounting of sale leaseback transactions recognized prior to the date of initial application.

A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented; or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting during the three months ended January 31, 2016, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Related party transactions

There were no changes to the Bank’s procedures and policies for related party transactions from those outlined on pages 107 and 194 of the Bank’s 2015 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Scotiabank First Quarter Report 2016    25

MANAGEMENT’S DISCUSSION & ANALYSIS

Economic Outlook

The global economy is posting moderate growth. Many countries and regions are being affected by ongoing structural adjustments, continuing declines in commodity prices, and increasing financial market volatility. Large performance differentials have emerged, with India and China posting comparatively solid, albeit slower rates of growth, while Brazil, Russia and Venezuela are stuck in recession. Output gains in Europe, the Asia-Pacific region, and the Americas are being affected by efforts to reduce overcapacity in a number of industrial and commodity sectors, as well as less supportive demographic and productivity advances.

Nevertheless, U.S. domestic spending is expanding at a comparatively solid pace despite some renewed softening in overall growth around the turn of the year related to a widening trade deficit and a realignment of inventories. Purchases of cars and homes are trending higher as American households take advantage of the improving spending power associated with rising jobs and incomes, and falling gasoline prices and mortgage rates. Canada is benefitting from the strengthening in U.S. demand, with exports getting an added assist from a lower-valued currency. Activity in the Pacific Alliance countries is mixed. Mexico’s highly competitive manufacturing sector is piggybacking on the revival in U.S. consumer spending, while Chile, Peru and Colombia are adjusting to the slowdown in international trade and the rebalancing in global commodity markets.

We expect global growth to gradually improve through the balance of the year. The combination of low borrowing and energy costs, the continued strengthening in U.S. household spending, the realignment of many currencies relative to the U.S. dollar, and additional policy stimulus in a number of countries should provide increasing support.

26    Scotiabank First Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review

This quarter, the Bank changed its methodology to attribute capital that approximates 9.5% of Basel III common equity based on credit, market and operational risks and leverage inherent in each business segment, from an economic capital methodology. Prior period return on equity for the business segments have been restated.

Canadian Banking	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	January 31 2016	October 31 2015	January 31 2015
Business segment income
Net interest income	$1,738	$1,657	$1,551
Non-interest income(2)	1,239	1,215	1,181
Total revenue	2,977	2,872	2,732
Provision for credit losses	194	180	165
Non-interest expenses	1,596	1,553	1,464
Income tax expense	312	302	288
Net income	$875	$837	$815
Net income attributable to non-controlling interest in subsidiaries	–	–	–
Net income attributable to equity holders of the Bank	$875	$837	$815
Other measures
Return on equity(1)	20.8%	20.2%	20.9%
Assets under administration ($ billions)	304	310	305
Assets under management ($ billions)	135	135	130
Average assets ($ billions)	$307	$304	$297
Average liabilities ($ billions)	$229	$224	$213
(1)	Refer to page 4 for a discussion of non-GAAP measures.
(2)	Includes income (on a taxable equivalent basis) from investments in associated corporations of $15 (October 31, 2015 – $15; January 31, 2015 – $15).

Net income

Q1 2016 vs Q1 2015

Canadian Banking reported net income attributable to equity holders of $875 million, an increase of $60 million or 7%. An increase in the net interest margin, mainly from targeted growth in assets and deposits, the impact of the credit card portfolio acquired from JPMorgan Chase Bank (the “acquisition”) and higher non-interest income were partially offset by increased non-interest expenses and provision for credit losses.

Q1 2016 vs Q4 2015

Net income attributable to equity holders increased $38 million or 4%, due mainly to higher revenues, the impact of the acquisition, strong deposit growth and higher deposit margins, partly offset by higher non-interest expenses and provision for credit losses.

Average assets

Q1 2016 vs Q1 2015

Average assets grew $10 billion or 3%. Adjusting for the impact of the Tangerine broker originated and white label mortgage run-off portfolios, assets increased $15 billion or 5%. The growth included $6 billion or 9% in personal loans primarily in consumer auto lending and credit cards, $5 billion or 3% in residential mortgages, as well as $4 billion or 12% in business loans and acceptances.

Q1 2016 vs Q4 2015

Average assets rose $3 billion or 1%. Adjusting for the impact of the Tangerine broker originated and white label mortgage run off portfolios, assets increased $4 billion or 1% mainly due to the growth of $2 billion or 3% in personal loans driven by the acquisition and consumer auto lending. As well there was growth of $1 billion or 2% in business loans and acceptances and $1 billion or 1% in residential mortgages.

Average liabilities

Q1 2016 vs Q1 2015

Average liabilities increased $16 billion or 7%, including strong growth of $9 billion or 15% in retail banking savings deposits and $2 billion or 11% in chequing accounts. As well, there was growth of $3 billion or 7% in small business and commercial banking business operating accounts and $5 billion or 29% in wealth management deposits. This was partially offset by a decline in lower margin term deposits of $3 billion or 4%.

Q1 2016 vs Q4 2015

Average liabilities increased $5 billion or 2%, including strong growth of $3 billion or 21% in wealth management deposits and $2 billion or 2% in retail banking chequing and savings accounts.

Assets under management (AUM) and assets under administration (AUA)

AUM of $135 billion increased $5 billion or 4% from the same quarter last year and was flat with the previous quarter, driven by net sales offset by market depreciation. AUA of $304 billion decreased $1 billion from the same quarter last year and decreased $6 billion or 2% from the previous quarter, driven by market depreciation partly offset by net sales.

Scotiabank First Quarter Report 2016    27

MANAGEMENT’S DISCUSSION & ANALYSIS

Net interest income

Q1 2016 vs Q1 2015

Net interest income of $1,738 million was up $187 million or 12%. This was driven by a 19 basis point increase in the margin to 2.35% and growth in assets and deposits. Higher spreads in personal lending including mortgages and lines of credit, growth in higher margin credit cards, the run-off of low spread Tangerine mortgages and the acquisition contributed to the margin increase.

Q1 2016 vs Q4 2015

Net interest income increased $81 million or 5%, due to the acquisition and a three basis point increase in the deposit margin. The total margin was up nine basis points.

Non-interest income

Q1 2016 vs Q1 2015

Non-interest income of $1,239 million increased $58 million or 5%, due primarily to growth in mutual fund and brokerage revenues driven by asset growth, an increase in card revenues and other income.

Q1 2016 vs Q4 2015

Non-interest income grew $24 million or 2%, driven primarily by higher card revenues and other income.

Provision for credit losses

Q1 2016 vs Q1 2015

The provision for credit losses was $194 million, up from $165 million, due primarily to higher provisions in the retail portfolios mainly from growth in higher spread loans. The provision for credit losses ratio was 26 basis points, up three basis points.

Q1 2016 vs Q4 2015

The provision for credit losses of $194 million was up $14 million, due to higher provisions in the retail portfolios mainly from growth in higher spread loans. The provision for credit losses ratio increased two basis points to 26 basis points.

Non-interest expenses

Q1 2016 vs Q1 2015

Non-interest expenses were $1,596 million, an increase of $132 million or 9%. Adjusting for the impact of the acquisition, non-interest expenses were up $93 million or 6%, primarily reflecting higher technology and project spending and salary increases, partially offset by benefits realized from cost reduction initiatives.

Q1 2016 vs Q4 2015

Non-interest expenses increased $43 million or 3%. Adjusting for the impact of the acquisition, non-interest expenses were relatively unchanged as growth in technology investments and the seasonal increase in share-based compensation were offset by lower marketing costs.

Taxes

The effective tax rate increased slightly to 26.3% compared to 26.1% in the same quarter last year and decreased slightly from 26.5% in the previous quarter.

International Banking	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	January 31 2016	October 31 2015	January 31 2015
Business segment income
Net interest income	$1,558	$1,510	$1,349
Non-interest income(2)	892	847	726
Total revenue	2,450	2,357	2,075
Provision for credit losses	291	284	285
Non-interest expenses	1,411	1,373	1,204
Income tax expense	187	136	122
Net income	$561	$564	$464
Net income attributable to non-controlling interest in subsidiaries	$56	$60	$47
Net income attributable to equity holders of the Bank	$505	$504	$417
Other measures
Return on equity(1)	13.1%	13.1%	12.6%
Average assets ($ billions)	$143	$135	$120
Average liabilities ($ billions)	$108	$99	$89
(1)	Refer to page 4 for a discussion of non-GAAP measures.
(2)	Includes income (on a taxable equivalent basis) from investments in associated corporation of $122 (October 31, 2015 – $112; January 31, 2015 – $108).

28    Scotiabank First Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Net income

Q1 2016 vs Q1 2015

International Banking reported net income attributable to equity holders of $505 million. Net income was up 21% reflecting the positive impact of foreign currency translation, and earnings from strong loan, deposit and fee growth in Latin America, partly offset by lower tax benefits.

Q1 2016 vs Q4 2015

Net income attributable to equity holders of $505 million was in line with last quarter at $504 million. The positive impact of foreign currency translation and acquisitions, solid loan and fee growth and good expense control were offset by lower tax benefits.

Average assets

Q1 2016 vs Q1 2015

Average assets of $143 billion increased $23 billion or 19% driven by favourable foreign currency translation, acquisitions, and strong retail and commercial loan growth. Adjusting for the positive impact of foreign currency translation and acquisitions, retail and commercial loan growth was 8% and 11%, respectively. Organic growth in retail loans was driven by a 12% increase in Latin America, with modest growth of 2% in Caribbean & Central America. Underlying commercial loan growth reflected increases of 17% in Latin America, partly offset by a 4% decline in the Caribbean & Central America.

Q1 2016 vs Q4 2015

Average assets of $143 billion increased $8 billion or 6% driven by positive foreign currency translation and acquisitions, and solid retail and commercial growth. Adjusting for the positive impact of foreign currency translation and acquisitions, retail and commercial loan growth was 3% driven primarily by Latin America.

Average liabilities

Q1 2016 vs Q1 2015

Average liabilities increased $19 billion or 22% to $108 billion driven by favourable foreign currency translation, acquisitions, and strong organic growth of 17% in retail and commercial deposits.

Q1 2016 vs Q4 2015

Average liabilities increased $9 billion or 10% driven by favourable foreign currency translation and acquisitions, and a strong 4% underlying growth in retail and commercial deposits.

Net interest income

Q1 2016 vs Q1 2015

Net interest income rose $209 million or 16%. This was largely due to favourable foreign currency translation and acquisitions, as well as strong volume growth, partly offset by a decline in net interest margin. The net interest margin declined by 14 basis points to 4.57%, driven primarily by asset mix with growth in lower spread assets. The impact of acquisitions partly offset declining margins in Latin America.

Q1 2016 vs Q4 2015

Net interest income rose $48 million or 3% to $1,558 million. Adjusting for favourable foreign currency translation and acquisitions, net interest income rose 1% with solid asset growth, being partly offset by a lower margin. The net interest margin declined 13 basis points to 4.57%, as a result of recent acquisitions, a shift in asset mix with a relatively higher growth in lower yielding commercial assets, and lower margin in Mexico and Chile.

Non-interest income

Q1 2016 vs Q1 2015

Non-interest income increased $166 million or 23% driven mainly by favourable foreign currency translation, acquisitions and strong underlying fee growth. Underlying fee and commission revenues increased 9% primarily driven by higher transaction fees and card revenues, particularly in Latin America.

Q1 2016 vs Q4 2015

Non-interest income increased $45 million or 5% to $892 million driven primarily by foreign currency translation and acquisitions. Strong fee growth and a higher contribution from investments in associated corporations, were partly offset by lower trading revenues and net investment securities gains.

Provision for credit losses

Q1 2016 vs Q1 2015

The provision for credit losses was $291 million, up $6 million or 2%. The provision for credit losses ratio improved from 133 basis points to 114 basis points, as provisions were relatively stable despite strong loan growth. Retail provision increases in the Caribbean and Central America were largely offset by lower provisions in Latin America, mostly Mexico and Colombia. Commercial provisions remained unchanged, with improvements in the Caribbean offset by higher provisions in Latin America, partly due to lower acquisition-related benefits.

Scotiabank First Quarter Report 2016    29

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2016 vs Q4 2015

The provision for credit losses was $291 million, an increase of $7 million, driven by higher commercial provisions. The provision for credit losses ratio improved from 117 basis points to 114 basis points. Retail provisions remained unchanged, with slightly higher provisions in Latin America offset by lower provisions in the Caribbean and Central America. The increase in the commercial portfolio was largely due to higher provisions in Latin America, primarily in Colombia and Mexico, partially offset by lower provisions in Peru.

Non-interest expenses

Q1 2016 vs Q1 2015

Non-interest expenses increased by $207 million or 17% compared to a year ago. Adjusting for acquisitions and the negative impact of foreign currency translation, expenses were up 6% driven primarily by increased business volumes and inflationary increases.

Q1 2016 vs Q4 2015

Non-interest expenses of $1,411 million were $38 million or 3% higher. Adjusting for the negative impact of foreign currency translation and acquisitions, underlying expenses were down 1% due in part to the positive impact of cost saving initiatives. Expense management remains a key priority.

Taxes

The effective tax rate increased to 25.1% compared to 20.8% in the same quarter last year and 19.4% in the previous quarter due to lower tax benefits in Latin America, mainly Mexico.

Global Banking and Markets	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	January 31 2016	October 31 2015	January 31 2015
Business segment income
Net interest income	$302	$273	$267
Non-interest income	746	656	765
Total revenue	1,048	929	1,032
Provision for credit losses	54	27	13
Non-interest expenses	507	450	465
Income tax expense	121	127	150
Net income	$366	$325	$404
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–
Net income attributable to equity holders of the Bank	$366	$325	$404
Other measures
Return on equity(1)	11.4%	10.5%	13.9%
Average assets ($ billions)	$358	$341	$339
Average liabilities ($ billions)	$265	$242	$238
(1)	Refer to page 4 for a discussion of non-GAAP measures.

Net income

Q1 2016 vs Q1 2015

Net income attributable to equity holders was $366 million, a decrease of $38 million or 9%, driven mainly by higher provision for credit losses and, to a lesser extent, by lower contributions from equities, investment banking and foreign exchange. This was partly offset by stronger results in precious metals and by the positive impact of foreign currency translation.

Q1 2016 vs Q4 2015

Net income attributable to equity holders increased by $41 million or 13%. This was mainly due to stronger results in equities, precious metals and corporate banking, partly offset by higher provision for credit losses and lower results in investment banking.

Average assets

Q1 2016 vs Q1 2015

Average assets were $358 billion, an increase of $19 billion or 6%. Adjusting for the positive impact of foreign currency translation, assets declined by $16 billion or 5% as increases in corporate loans and acceptances were more than offset by lower trading assets and securities purchased under resale agreements.

Q1 2016 vs Q4 2015

Average assets increased by $17 billion or 5%. Adjusting for the impact of foreign currency translation, average assets increased by $8 billion or 2%, due primarily to an increase of $5 billion in trading assets and $4 billion in corporate loans and acceptances.

30    Scotiabank First Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Average liabilities

Q1 2016 vs Q1 2015

Average liabilities of $265 billion increased by $27 billion or 11%. Adjusting for the positive impact of foreign currency translation, average liabilities increased by $1 billion.

Q1 2016 vs Q4 2015

Average liabilities increased by $23 billion or 9%. Adjusting for the positive impact of foreign currency translation, average liabilities increased by $16 billion or 7%. This was due to growth of $7 billion in non-personal deposits and $7 billion in capital markets liabilities.

Net interest income

Q1 2016 vs Q1 2015

Net interest income of $302 million was up $35 million or 13%. This was due mainly to higher lending volumes and deposits in Canada, the U.S. and Europe, partly offset by lower volumes in Asia. Margin compression in Europe and Asia partly offset the volume growth.

Q1 2016 vs Q4 2015

Net interest income was up $29 million or 11%. This was due mainly to higher loan origination fees and increased volumes in the U.S. and Canadian lending businesses, partly offset by slightly lower net interest margin.

Non-interest income

Q1 2016 vs Q1 2015

Non-interest income was $746 million, a decline of $19 million or 2%. Higher revenues in precious metals and fixed income trading were more than offset by lower underwriting and advisory fees.

Q1 2016 vs Q4 2015

Non-interest income increased $90 million or 14% driven by higher trading revenues, as well as higher banking fees.

Provision for credit losses

Q1 2016 vs Q1 2015

The provision for credit losses was $54 million, up $41 million due primarily to provisions on a small number of loans in the oil and gas sector. The provision for credit losses ratio was 27 basis points, compared to 8 basis points.

Q1 2016 vs Q4 2015

The provision for credit losses was up $27 million. The increase was due primarily to provisions on a small number of loans in the oil and gas sector. The provision for credit losses ratio increased 13 basis points.

Non-interest expenses

Q1 2016 vs Q1 2015

Non-interest expenses of $507 million were up $42 million or 9% compared to the same quarter last year. This was due to the negative impact of foreign currency translation, higher salaries and technology costs, partly offset by lower performance-based compensation.

Q1 2016 vs Q4 2015

Non-interest expenses increased $57 million or 13%. This was mainly driven by seasonally higher share-based compensation costs and benefits, as well as higher technology costs.

Taxes

The effective tax rate of 24.8% was lower than the prior year by 2.3%, and lower than the prior quarter by 3.3%. This was mainly due to a lower level of income in higher tax jurisdictions in the current quarter.

Scotiabank First Quarter Report 2016    31

MANAGEMENT’S DISCUSSION & ANALYSIS

Other(1)	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(2)	January 31 2016	October 31 2015	January 31 2015
Business segment income
Net interest income(3)	$(79)	$(69)	$2
Non-interest income(3)(4)	(31)	36	22
Total revenue	(110)	(33)	24
Provision for credit losses	–	60	–
Non-interest expenses	54	(90)	64
Income tax expense(3)	(176)	(120)	(83)
Net income	$12	$117	$43
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–
Net income attributable to equity holders	$12	$117	$43
Other measures
Average assets ($ billions)	$103	$101	$79
Average liabilities ($ billions)	$254	$263	$245
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Refer to page 4 for a discussion of non-GAAP measures.
(3)	Includes the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes of $149, (October 31, 2015 – $73; January 31, 2015 – $92) to arrive at the amounts reported in the Consolidated Statement of Income.
(4)	Income (on a taxable equivalent basis) from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies of $(35), (October 31, 2015 – $(31); January 31, 2015 – $(33)).

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $149 million in the first quarter, compared to $92 million in the same period last year and $73 million last quarter.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q1 2016 vs Q1 2015

Net income attributable to equity holders was $12 million compared to $43 million. Lower contributions from asset/liability management activities were partly offset by lower expenses and lower taxes.

Q1 2016 vs Q4 2015

Net income attributable to equity holders was $12 million compared to $117 million. The prior quarter had a net benefit of $151 million ($204 million pre-tax) from a reduction in the pension benefit accrual related to modifications made to the Bank’s main pension plan, an increase to the collective allowance against performing loans of $44 million ($60 million pre-tax), and reorganization costs related to the consolidation of Canadian shared services of $45 million ($61 million pre-tax). As well this quarter, there were lower net gains on investment securities and lower contributions from asset/liability management activities.

Geographic Highlights	For the three months ended
(Unaudited) ($ millions)	January 31 2016	October 31 2015	January 31 2015
Geographic segment income
Canada	$997	$990	$969
United States	128	107	172
Mexico	70	87	101
Peru	158	136	100
Chile	68	82	44
Colombia	35	50	44
Other international	372	335	325
Corporate adjustments	(14)	56	(29)
Net income	$1,814	$1,843	$1,726
Average assets ($ billions)
Canada	$520	$509	$493
United States	129	131	117
Mexico	28	26	25
Peru	24	23	18
Chile	19	18	16
Colombia	10	10	10
Other international	168	152	144
Corporate adjustments	13	12	12
Total	$911	$881	$835

32    Scotiabank First Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Quarterly Financial Highlights

	For the three months ended
(Unaudited)	January 31 2016	October 31 2015	July 31 2015	April 30 2015	January 31 2015	October 31 2014	July 31 2014	April 30 2014
Total revenue ($ millions)	$6,365	$6,125	$6,124	$5,937	$5,863	$5,747	$6,487	$5,725
Total revenue (TEB(1)) ($ millions)	6,514	6,198	6,232	6,054	5,955	5,848	6,576	5,809
Net income ($ millions)	1,814	1,843	1,847	1,797	1,726	1,438	2,351	1,800
Basic earnings per share ($)	1.44	1.46	1.46	1.43	1.36	1.10	1.86	1.40
Diluted earnings per share ($)	1.43	1.45	1.45	1.42	1.35	1.10	1.85	1.39
(1)	Refer to page 4 for a discussion of non-GAAP measures.

Share Data

As at January 31, 2016	Amount ($ millions)	Dividend	Dividend rate (%)	Number outstanding (000s)
Common shares(1)	$15,172	$0.70	–	1,202,563
Preferred shares
Preferred shares Series 14(2)	345	0.281250	4.50	13,800
Preferred shares Series 15(2)	345	0.281250	4.50	13,800
Preferred shares Series 16(2)	345	0.328125	5.25	13,800
Preferred shares Series 17(2)	230	0.350000	5.60	9,200
Preferred shares Series 18(2)(3)(4)	187	0.209375	3.35	7,498
Preferred shares Series 19(2)(3)(5)	158	0.153938	2.46	6,302
Preferred shares Series 20(2)(3)(6)	201	0.225625	3.61	8,039
Preferred shares Series 21(2)(3)(7)	149	0.132063	2.11	5,961
Preferred shares Series 22(2)(3)(8)	234	0.239375	3.83	9,377
Preferred shares Series 23(2)(3)(9)	66	0.143313	2.29	2,623
Preferred shares Series 30(2)(3)(10)	154	0.113750	1.82	6,143
Preferred shares Series 31(2)(3)(11)	111	0.088313	1.41	4,457
Preferred shares Series 32(2)(3)(12)(13)	409	0.231250	3.70	16,346
Preferred shares Series 33(2)(3)(13)(14)	–	–	1.84	–
Preferred shares Series 34(2)(15)(16)	350	–	5.50	14,000
Trust securities	Amount ($ millions)	Distri- bution	Yield (%)	Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(17a,c,d)	750	28.25	5.650	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(17b,c,d)	650	39.01	7.802	650
NVCC Subordinated debentures			Amount ($ millions)	Interest Rate (%)
Subordinated debentures due March 2027			1,250	2.58
Subordinated debentures due December 2025(18)			750	3.37
Subordinated debentures due December 2025(19)			US 1,250	4.50
Options				Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(1)(20)				23,340
(1)	Dividends on common shares are paid quarterly. As at February 19, 2016, the number of outstanding common shares and options was 1,202,343 thousand and 23,304 thousand, respectively.
(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly.
(3)	These preferred shares have conversion features (refer to Note 24 of the consolidated financial statements in the Bank’s 2015 Annual Report for further details).
(4)	Subsequent to the initial five-year fixed rate period which ended on April 25, 2013, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 2.05%, multiplied by $25.00.
(5)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 2.05%, multiplied by $25.00, which will be reset quarterly until April 25, 2018.
(6)	Subsequent to the initial five-year fixed rate period which ended on October 25, 2013, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.70%, multiplied by $25.00.
(7)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.70%, multiplied by $25.00, which will be reset quarterly until October 25, 2018.
(8)	Subsequent to the initial five-year fixed rate period which ended on January 25, 2014, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.88%, multiplied by $25.00.
(9)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.88%, multiplied by $25.00, which will be reset quarterly until January 25, 2019.
(10)	Subsequent to the initial five-year fixed rate period which ended on April 25, 2015, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.00%, multiplied by $25.00.
(11)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.00%, multiplied by $25.00, which will be reset quarterly until April 25, 2020.
(12)	Subsequent to the initial five-year fixed rate period which ended on February 1, 2016, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.34%, multiplied by $25.00.

Scotiabank First Quarter Report 2016    33

MANAGEMENT’S DISCUSSION & ANALYSIS

(13)	On February 2, 2016, 5,184 thousand of the 16,346 thousand non-cumulative preferred shares Series 32 were converted into non-cumulative preferred shares Series 33. On April 27, 2016, holders of preferred shares Series 32 that did not convert to preferred shares Series 33 will receive, if and when declared, a dividend of $0.133899 per share, representing a blended payment of $0.015205 per share for the period January 27, 2016 to February 1, 2016 and $0.118693 per share for the period February 2, 2016 to April 25, 2016. For the period January 27, 2016 to February 1, 2016, holders of preferred shares Series 32 that elected to convert to preferred shares Series 33 received a payment of $0.015205 per share on February 2, 2016.
(14)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.34%, multiplied by $25.00, which will be reset quarterly until February 1, 2021. On April 27, 2016, holders of preferred shares Series 33 will receive, if and when declared, a dividend of $0.105690 per share for the period February 2, 2016 to April 25, 2016.
(15)	On December 17, 2015 the Bank issued 14,000 thousand Non-cumulative 5-Year Rate Reset Preferred Shares Series 34 for $350 million, which contain NVCC provisions necessary for the shares to qualify as regulatory capital under Basel III. Refer to Note 11 to the condensed interim consolidated financial statements and below for further details.
(16)	The initial dividend, if and when declared, will be payable on April 27, 2016 in an amount of $0.4973 per share. Dividends, if and when declared, for the initial five-year period ending on April 25, 2021, will be payable in an amount of $0.34375 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.51%, multiplied by $25.00.
(17)(a)	On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities – Series 2006-1 (Scotia BaTS II Series 2006-1). The holders of Scotia BaTS II Series 2006-1 are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $28.25 per security. With regulatory approval, these securities may be redeemed in whole upon the occurrence of certain tax or regulatory capital changes, or in whole or in part on December 30, 2011 and on any distribution date thereafter at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share [refer to Note 24 in the Bank’s 2015 Annual Report]. Under the circumstances outlined in 17(c) below, the Scotia BaTS II Series 2006-1 would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series T of the Bank. The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. If there is an automatic exchange of the Scotia BaTS II Series 2006-1 into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.
(17)(b)	On May 7, 2009, Scotiabank Tier 1 Trust issued 650,000 Scotiabank Tier 1 Securities Series 2009-1 (Scotia BaTS III Series 2009-1). Interest is payable semi-annually in an amount of $39.01 per Scotia BaTS III Series 2009-1 on the last day of June and December until June 30, 2019. After June 30, 2019 and on every fifth anniversary thereafter until June 30, 2104, the interest rate on the Scotia BaTS III Series 2009-1 will be reset at an interest rate per annum equal to the then prevailing 5-year Government of Canada Yield plus 7.05%. On or after June 30, 2014, the Trust may, at its option redeem the Scotia BaTS III Series 2009-1, in whole or in part, subject to regulatory approval. Under the circumstances outlined in 17(c) below, the Scotia BaTS III Series 2009-1, including accrued and unpaid interest thereon, would be exchanged automatically without the consent of the holder, into newly issued Non-cumulative Preferred Shares Series R of the Bank. In addition, in certain circumstances, holders of Scotia BaTS III Series 2009-1 may be required to invest interest paid on the Scotia BaTS III Series 2009-1 in a series of newly-issued preferred shares of the Bank with non-cumulative dividends (each such series is referred to as Bank Deferral Preferred Shares). If there is an automatic exchange of the Scotia BaTS Preferred Shares, then the Bank would become the sole beneficiary of the Trust.
(17)(c)	The Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction.
(17)(d)	No cash distributions will be payable on the Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 in the event that the regular dividend is not declared on the Bank’s preferred shares and, if no preferred shares are outstanding, the Bank’s common shares. In such a circumstance the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 in full, the Bank will not declare dividends of any kind on any of its preferred or common shares for a specified period of time [refer to Note 24 in the Bank’s 2015 Annual Report].
(18)	On December 8, 2015, the Bank issued $750 million subordinated debentures due December 8, 2025.
(19)	On December 16, 2015, the Bank issued US $1.25 billion subordinated debentures due December 16, 2025.
(20)	Included are 145,036 stock options with tandem stock appreciation rights (Tandem SAR) features.

NVCC provisions require the conversion of capital instruments into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable. If such a conversion were to occur, NVCC preferred shares Series 34, and Series 35 if outstanding, would be converted into common shares pursuant to an automatic conversion formula defined as 100% times the share value of $25.00 plus declared and unpaid dividends divided by the conversion price. NVCC subordinated debentures due March 30, 2027, December 8, 2025, and December 16, 2025, would be converted into common shares pursuant to an automatic conversion formula defined as 150% of the par value plus accrued and unpaid interest divided by the conversion price. The conversion price is based on the greater of: (i) a floor price of $5.00 (subject to adjustments in certain events as set out in their respective prospectus supplements), and (ii) the current market price of the Bank’s common shares at the time of the trigger event (10-day weighted average). Based on the floor price of $5.00 and excluding the impact of accrued and unpaid interest (if any) and declared but unpaid dividends (if any), the maximum number of common shares issuable on conversion of the subordinated debentures and preferred shares would be 1,196 million common shares, which would represent an increase to common shares outstanding of 99% based on the common shares outstanding as at January 31, 2016.

For further details on outstanding securities of the Bank, including convertibility features, refer to Notes 21, 24 and 26 of the Bank’s consolidated financial statements in the 2015 Annual Report.

34    Scotiabank First Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	January 31 2016	October 31 2015
Assets
Cash and deposits with financial institutions	5	$75,253	$73,927
Precious metals		9,408	10,550
Trading assets
Securities		84,322	78,380
Loans		17,960	18,341
Other		1,994	2,419
		104,276	99,140
Financial instruments designated at fair value through profit or loss		296	320
Securities purchased under resale agreements and securities borrowed		96,267	87,312
Derivative financial instruments		51,958	41,003
Investment securities	6	60,427	43,216
Loans
Residential mortgages		219,047	217,498
Personal and credit cards		95,382	91,477
Business and government		166,478	153,850
		480,907	462,825
Allowance for credit losses	8(b)	4,354	4,197
		476,553	458,628
Other
Customers’ liability under acceptances		10,416	10,296
Property and equipment		2,339	2,286
Investments in associates	9	4,307	4,033
Goodwill and other intangible assets		11,620	11,449
Deferred tax assets		2,294	2,034
Other assets		14,199	12,303
		45,175	42,401
Total assets		$919,613	$856,497
Liabilities
Deposits
Personal	10	$194,770	$190,044
Business and government	10	395,737	375,144
Financial institutions	10	40,384	35,731
		630,891	600,919
Financial instruments designated at fair value through profit or loss		1,582	1,486
Other
Acceptances		10,416	10,296
Obligations related to securities sold short		23,718	20,212
Derivative financial instruments		53,871	45,270
Obligations related to securities sold under repurchase agreements and securities lent		89,470	77,015
Subordinated debentures	11	7,759	6,182
Other liabilities		46,251	41,638
		231,485	200,613
Total liabilities		863,958	803,018
Equity
Common equity
Common shares	11	15,172	15,141
Retained earnings		32,150	31,316
Accumulated other comprehensive income (loss)		3,401	2,455
Other reserves		173	173
Total common equity		50,896	49,085
Preferred shares	11	3,284	2,934
Total equity attributable to equity holders of the Bank		54,180	52,019
Non-controlling interests in subsidiaries		1,475	1,460
Total equity		55,655	53,479
Total liabilities and equity		$919,613	$856,497

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2016    35

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended
(Unaudited) ($ millions)	Note	January 31 2016	October 31 2015	January 31 2015
Revenue Interest income
Loans		$5,022	$4,849	$4,707
Securities		267	225	233
Securities purchased under resale agreements and securities borrowed		39	41	40
Deposits with financial institutions		88	72	69
		5,416	5,187	5,049
Interest expense
Deposits		1,582	1,508	1,575
Subordinated debentures		61	49	45
Other		254	259	260
		1,897	1,816	1,880
Net interest income		3,519	3,371	3,169
Non-interest income
Banking	16	905	873	810
Wealth management	16	827	809	799
Underwriting and other advisory		79	109	130
Non-trading foreign exchange		135	122	124
Trading revenues		291	277	320
Net gain on sale of investment securities		130	182	182
Net income from investments in associated corporations		102	96	90
Insurance underwriting income, net of claims		154	147	130
Other		223	139	109
		2,846	2,754	2,694
Total revenue		6,365	6,125	5,863
Provision for credit losses		539	551	463
		5,826	5,574	5,400
Non-interest expenses
Salaries and employee benefits		1,820	1,544	1,714
Premises and technology		545	564	490
Depreciation and amortization		159	157	139
Communications		112	110	106
Advertising and business development		142	184	128
Professional		149	161	114
Business and capital taxes		110	88	87
Other		531	478	419
		3,568	3,286	3,197
Income before taxes		2,258	2,288	2,203
Income tax expense		444	445	477
Net income		$1,814	$1,843	$1,726
Net income attributable to non-controlling interests in subsidiaries		56	60	47
Net income attributable to equity holders of the Bank		1,758	1,783	1,679
Preferred shareholders		28	29	30
Common shareholders		$1,730	$1,754	$1,649
Earnings per common share (in dollars)
Basic	17	$1.44	$1.46	$1.36
Diluted	17	$1.43	$1.45	$1.35

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

36    Scotiabank First Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended
(Unaudited) ($ millions)	January 31 2016	October 31 2015	January 31 2015
Net income	$1,814	$1,843	$1,726
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	2,146	(311)	3,421
Net gains (losses) on hedges of net investments in foreign operations	(903)	45	(1,489)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	17	1	35
Net gains (losses) on hedges of net investments in foreign operations	(239)	10	(381)
	1,465	(277)	2,278
Net change in unrealized gains (losses) on available-for-sale securities:
Net unrealized gains (losses) on available-for-sale securities	68	(134)	560
Reclassification of net (gains) losses to net income(1)	(311)	(176)	(660)
Income tax expense (benefit):
Net unrealized gains (losses) on available-for-sale securities	23	24	125
Reclassification of net (gains) losses to net income	(88)	(26)	(179)
	(178)	(308)	(46)
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	1,166	(23)	679
Reclassification of net (gains) losses to net income	(1,025)	176	(814)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	307	(19)	212
Reclassification of net (gains) losses to net income	(270)	61	(248)
	104	111	(99)
Other comprehensive income (loss) from investments in associates	13	(3)	15
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	(600)	332	(865)
Income tax expense (benefit)	(158)	81	(224)
	(442)	251	(641)
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	5	12	4
Income tax expense (benefit)	1	3	1
	4	9	3
Other comprehensive income (loss) from investments in associates	(10)	–	–
Other comprehensive income (loss)	956	(217)	1,510
Comprehensive income	$2,770	$1,626	$3,236
Comprehensive income attributable to non-controlling interests	66	61	65
Comprehensive income attributable to equity holders of the Bank	2,704	1,565	3,171
Preferred shareholders	28	29	30
Common shareholders	$2,676	$1,536	$3,141
(1)	Includes amounts related to qualifying hedges.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2016    37

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings(1)	Foreign currency translation	Available- for-sale securities	Cash flow hedges	Share from associates(2)	Employee benefits(2)	Own credit risk(2)		Other reserves(3)	Total common equity	Preferred shares	Total common and preferred equity	Non-controlling interests in subsidiaries		Total
Balance as at November 1, 2015	$15,141	$31,316	$2,633	$194	$7	$105	$(494)	$10		$173	$49,085	$2,934	$52,019	$1,460		$53,479
Net income	–	1,730	–	–	–	–	–	–		–	1,730	28	1,758	56		1,814
Other comprehensive income (loss)	–	–	1,455	(177)	104	3	(443)	4		–	946	–	946	10		956
Total comprehensive income	$–	$1,730	$1,455	$(177)	$104	$3	$(443)	$4		$–	$2,676	$28	$2,704	$66		$2,770
Shares issued	47	–	–	–	–	–	–	–		(5)	42	350	392	–		392
Shares repurchased/redeemed	(16)	(49)	–	–	–	–	–	–		–	(65)	–	(65)	–		(65)
Common dividends paid	–	(843)	–	–	–	–	–	–		–	(843)	–	(843)	–		(843)
Preferred dividends paid	–	–	–	–	–	–	–	–		–	–	(28)	(28)	–		(28)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–		–	–	–	–	(39)		(39)
Share-based payments	–	–	–	–	–	–	–	–		5	5	–	5	–		5
Other	–	(4)	–	–	–	–	–	–		–	(4)	–	(4)	(12	)(4)	(16)
Balance as at January 31, 2016	$15,172	$32,150	$4,088	$17	$111	$108	$(937)	$14		$173	$50,896	$3,284	$54,180	$1,475		$55,655

Balance as at November 1, 2014	$15,231	$28,609	$700	$664	$(48)	$113	$(480)	$–		$176	$44,965	$2,934	$47,899	$1,312		$49,211
Net income	–	1,649	–	–	–	–	–	–		–	1,649	30	1,679	47		1,726
Other comprehensive income (loss)	–	–	2,264	(48)	(99)	15	(643)	3		–	1,492	–	1,492	18		1,510
Total comprehensive income	$–	$1,649	$2,264	$(48)	$(99)	$15	$(643)	$3		$–	$3,141	$30	$3,171	$65		$3,236
Shares issued	30	–	–	–	–	–	–	–		(4)	26	–	26	–		26
Shares repurchased/redeemed	(88)	(357)	–	–	–	–	–	–		–	(445)	–	(445)	–		(445)
Common dividends paid	–	(802)	–	–	–	–	–	–		–	(802)	–	(802)	–		(802)
Preferred dividends paid	–	–	–	–	–	–	–	–		–	–	(30)	(30)	–		(30)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–		–	–	–	–	(21)		(21)
Share-based payments	–	–	–	–	–	–	–	–		9	9	–	9	–		9
Other	–	4	–	–	–	–	–	(5	)(5)	–	(1)	–	(1)	(2	)(4)	(3)
Balance as at January 31, 2015	$15,173	$29,103	$2,964	$616	$(147)	$128	$(1,123)	$(2)		$181	$46,893	$2,934	$49,827	$1,354		$51,181
(1)	Includes undistributed retained earnings of $65 (January 31, 2015 – $59) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Represents amounts that will not be reclassified subsequently to net income. Share from associates $ (10) (January 31, 2015 – nil) will not be reclassified subsequently to net income.
(3)	Represents amounts on account of share-based payments (refer to Note 13).
(4)	Includes changes to non-controlling interests arising from business combinations.
(5)	Represents retrospective adjustments to reflect the adoption of the own credit risk provisions of IFRS 9 pertaining to liabilities designated at fair value through profit or loss in 2015.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

38    Scotiabank First Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended
Sources (uses) of cash flows	January 31 2016	January 31 2015
Cash flows from operating activities
Net income	$1,814	$1,726
Adjustment for:
Net interest income	(3,519)	(3,169)
Depreciation and amortization	159	139
Provision for credit losses	539	463
Equity-settled share-based payment expense	5	9
Net gain on sale of investment securities	(130)	(182)
Net income from investments in associated corporations	(102)	(90)
Provision for income taxes	444	477
Changes in operating assets and liabilities:
Trading assets	(1,851)	9,126
Securities purchased under resale agreements and securities borrowed	(5,319)	12,498
Loans	(9,160)	(3,893)
Deposits	11,947	1,862
Obligations related to securities sold short	2,972	(5,097)
Obligations related to assets sold under repurchase agreements and securities lent	8,988	(15,559)
Net derivative financial instruments	(1,929)	(24)
Other, net	5,378	4,981
Dividends received	434	270
Interest received	4,974	4,930
Interest paid	(2,040)	(2,107)
Income tax paid	(415)	(510)
Net cash from/(used in) operating activities	13,189	5,850
Cash flows from investing activities
Interest-bearing deposits with financial institutions	3,529	(2,426)
Purchase of investment securities	(28,450)	(13,277)
Proceeds from sale and maturity of investment securities	12,913	13,173
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	(1,743)	–
Property and equipment, net of disposals	(92)	(58)
Other, net	(229)	(452)
Net cash from/(used in) investing activities	(14,072)	(3,040)
Cash flows from financing activities
Proceeds from issue of subordinated debentures	2,465	–
Redemption/repayment of subordinated debentures	(1,000)	–
Proceeds from preferred shares issued	350	–
Proceeds from common shares issued	46	28
Common shares purchased for cancellation	(65)	(445)
Cash dividends paid	(871)	(832)
Distributions to non-controlling interests	(39)	(21)
Other, net	581	(847)
Net cash from/(used in) financing activities	1,467	(2,117)
Effect of exchange rate changes on cash and cash equivalents	200	361
Net change in cash and cash equivalents	784	1,054
Cash and cash equivalents at beginning of period(1)	6,724	5,828
Cash and cash equivalents at end of period(1)	$7,508	$6,882
(1)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 5).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2016    39

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE Q1 2016

Condensed Interim Consolidated Financial Statements (unaudited)

Page	Note
41	1.	Reporting entity

41	2.	Basis of preparation

41	3.	Significant accounting policies

41	4.	Future accounting developments

42	5.	Cash and deposits with financial institutions

42	6.	Investment securities

43	7.	Derecognition of financial assets

44	8.	Impaired loans and allowance for credit losses

45	9.	Investments in associates

46	10.	Deposits

46	11.	Capital and financing transactions

47	12.	Capital management

48	13.	Share-based payments

48	14.	Employee benefits

49	15.	Operating segments

50	16.	Non-interest income

50	17.	Earnings per share

51	18.	Financial instruments

57	19.	Business combinations

40    Scotiabank First Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I Bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation

Statement of compliance

These condensed interim consolidated financial statements of the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.

These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) and do not include all of the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Bank’s annual consolidated financial statements for the year ended October 31, 2015.

The condensed interim consolidated financial statements for the quarter ended January 31, 2016 have been approved by the Board of Directors for issue on March 1, 2016.

Basis of measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities held-for-trading

•	Financial assets and liabilities designated at fair value through profit or loss

•	Derivative financial instruments

•	Available-for-sale investment securities

Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Use of estimates and judgments

The preparation of financial statements, in conformity with IFRS, requires management to make estimates, apply judgments and make assumptions that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of investment securities, impairment of non-financial assets and derecognition of financial assets and liabilities. While management makes its best estimates and assumptions, actual results could differ from these estimates and assumptions.

3.	Significant accounting policies

These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2015. The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2015. Note 3 of the Bank’s consolidated financial statements in the 2015 Annual Report describes the Bank’s significant accounting policies.

4.	Future accounting developments

The Bank actively monitors developments and changes in accounting standards from the IASB as well as requirements from the other regulatory bodies, including OSFI.

The Bank is currently assessing the impact the adoption of new and revised standards issued by the IASB will have on its consolidated financial statements.

There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s consolidated financial statements in the 2015 Annual Report except as noted below.

Scotiabank First Quarter Report 2016    41

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Leases

On January 13, 2016, the IASB issued IFRS 16, which requires a lessee to recognize an asset for the right to use the leased item and a liability for the present value of its future lease payments. IFRS 16 will result in leases being recorded on the Bank’s balance sheet, including those currently classified as operating except for short-term leases and leases with low value of the underlying asset. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

IFRS 16 is effective for the Bank on November 1, 2019, with early adoption permitted from the date the Bank applies IFRS 15 Revenue from Contracts with Customers on or before the date of initial application of IFRS 16. On transition there are practical expedients available whereby the Bank will not need to reassess whether a contract is, or contains a lease, or reassess the accounting of sale leaseback transactions recognized prior to the date of initial application.

A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented; or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application.

5.	Cash and deposits with financial institutions

	As at
($ millions)	January 31 2016	October 31 2015
Cash and non-interest-bearing deposits with financial institutions	$7,508	$6,724
Interest-bearing deposits with financial institutions	67,745	67,203
Total	$75,253	$73,927

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amount to $7,013 million (October 31, 2015 – $6,219 million).

6.	Investment securities

Investment securities include available-for-sale securities of $45,677 million (October 31, 2015 – $42,565 million) and held-to-maturity securities of $14,750 million (October 31, 2015 – $651 million).

a) An analysis of unrealized gains and losses on available-for-sale securities is as follows:

	As at January 31, 2016
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$8,607	$265	$16	$8,856
Canadian provincial and municipal debt	3,795	28	7	3,816
U.S. treasury and other U.S. agency debt	8,433	34	3	8,464
Other foreign government debt	15,997	48	58	15,987
Other debt	5,766	56	13	5,809
Preferred shares	415	4	180	239
Common shares	1,978	608	80	2,506
Total available-for-sale securities	$44,991	$1,043	$357	$45,677

	As at October 31, 2015
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$7,558	$202	$11	$7,749
Canadian provincial and municipal debt	3,685	25	4	3,706
U.S. treasury and other U.S. agency debt	9,806	29	7	9,828
Other foreign government debt	12,701	32	50	12,683
Other debt	5,531	58	12	5,577
Preferred shares	413	6	164	255
Common shares	2,104	706	43	2,767
Total available-for-sale securities	$41,798	$1,058	$291	$42,565

The net unrealized gain on available-for-sale securities of $686 million (October 31, 2015 – $767 million) decreases to a net unrealized gain of $24 million (October 31, 2015 – $267 million) after the impact of qualifying hedges is taken into account. The net unrealized gain on available-for-sale securities is recorded in accumulated other comprehensive income.

b) An analysis of the fair value and carrying value of held-to-maturity securities is presented below:

	Fair value as at		Carrying value as at
($ millions)	January 31 2016	October 31 2015	January 31 2016	October 31 2015
Canadian federal and provincial government issued or guaranteed debt	$3,077	$74	$3,064	$74
U.S. treasury and other U.S. agency debt	5,226	131	5,168	131
Other foreign government debt	532	189	528	184
Corporate debt	6,007	322	5,990	262
Total held-to-maturity securities	$14,842	$716	$14,750	$651

42    Scotiabank First Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7.	Derecognition of financial assets

Securitization of residential mortgage loans

The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity under the Canada Mortgage Bond (CMB) program, and/or to third-party investors. The Trust issues securities to third-party investors.

The sale of mortgages under the above programs does not meet the derecognition requirements, as the Bank retains the pre-payment and interest rate risks associated with the mortgages, which represents substantially all the risk and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	January 31 2016(1)	October 31 2015(1)
Assets
Carrying value of residential mortgage loans	$17,917	$18,313
Other related assets(2)	3,316	3,296
Liabilities
Carrying value of associated liabilities	20,384	20,816
(1)	The fair value of the transferred assets is $21,287 (October 31, 2015 – $21,728) and the fair value of the associated liabilities is $21,098 (October 31, 2015 – $21,416) for a net position of $189 (October 31, 2015 – $312).
(2)	These include cash held in trust and trust permitted investment assets acquired as part of the principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of personal loans

The Bank securitizes a portion of its unsecured personal line of credit receivables on a revolving basis through a consolidated structured entity. The receivables continue to be recognized on the Consolidated Statement of Financial Position as personal loans.

Securities sold under repurchase agreements and securities lent

The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred securities remain on the Consolidated Statement of Financial Position along with the cash collateral received from the counterparty that is classified as deposit liabilities.

The following table provides the carrying amount of the transferred assets and the associated liabilities:

	As at
($ millions)	January 31 2016(1)	October 31 2015(1)
Carrying value of securities associated with:
Repurchase agreements(2)	$79,819	$67,052
Securities lending agreements	42,085	41,190
Total	121,904	108,242
Carrying value of associated liabilities(3)	$89,470	$77,015
(1)	The fair value of transferred assets is $121,904 (October 31, 2015 – $108,242) and the fair value of the associated liabilities is $89,470 (October 31, 2015 – $77,015) for a net position of $32,434 (October 31, 2015 – $31,227).
(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

Scotiabank First Quarter Report 2016    43

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8.	Impaired loans and allowance for credit losses

(a)	Impaired loans(1)(2)(3)

	As at
	January 31, 2016				October 31, 2015
($ millions)	Gross impaired loans	Allowance for credit losses		Net	Gross impaired loans	Allowance for credit losses		Net
Residential mortgages	$1,805	$576	(4)	$1,229	$1,668	$529	(4)	$1,139
Personal and credit cards	1,365	1,346	(4)	19	1,332	1,327	(4)	5
Business and government	1,888	801	(5)	1,087	1,658	717	(5)	941
Total	$5,058	$2,723		$2,335	$4,658	$2,573		$2,085
By geography:
Canada				$496				$450
United States				2				5
Mexico				85				85
Peru				208				181
Chile				237				230
Colombia				200				121
Other international				1,107				1,013
Total				$2,335				$2,085
(1)	Interest income recognized on impaired loans during the three months ended January 31, 2016 was $5 (January 31, 2015 – $7).
(2)	Additional interest income of approximately $91 would have been recorded if the above loans had not been classified as impaired (January 31, 2015 – $85).
(3)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico. For the loans where the guarantee has expired, the total amount of loans considered impaired is $101 (October 31, 2015 – $150).
(4)	Allowance for credit losses for residential mortgages and personal and credit card loans is assessed on a collective basis.
(5)	Allowance for credit losses for business and government loans is individually assessed.

(b)	Allowance for credit losses

	As at and for the three months ended January 31, 2016
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency	Balance at end of period
Individual	$717	$(53)	$7	$106	$24	$801
Collective	3,260	(502)	98	437	24	3,317
Total before loans acquired under FDIC guarantee	3,977	(555)	105	543	48	4,118
Loans acquired under FDIC guarantee(1)	220	–	4	(4)	16	236
	$4,197	$(555)	$109	$539	$64	$4,354

	As at and for the twelve months ended October 31, 2015
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of year
Individual	$614	$(320)	$52	$255	$116	$717
Collective	2,856	(1,908)	377	1,721	214	3,260
Total before loans acquired under FDIC guarantee	3,470	(2,228)	429	1,976	330	3,977
Loans acquired under FDIC guarantee(1)	171	(2)	56	(34)	29	220
	$3,641	$(2,230)	$485	$1,942	$359	$4,197

Represented by:

	As at
($ millions)	January 31 2016	October 31 2015
Allowance against impaired loans	$2,723	$2,573
Allowance against performing loans(2)	1,395	1,404
Total before loans acquired under FDIC guarantee	4,118	3,977
Loans acquired under FDIC guarantee(1)	236	220
	$4,354	$4,197
(1)	This represents the gross amount of allowance for credit losses as the receivable from FDIC is separately recorded in other assets.
(2)	The allowance against performing loans is attributable to business and government loans $641 (October 31, 2015 – $644) with the remainder allocated to personal and credit card loans $626 (October 31, 2015 – $614) and residential mortgages $128 (October 31, 2015 – $146).

44    Scotiabank First Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(c)	Loans acquired under FDIC guarantee

	As at January 31, 2016
($ millions)	Non-single family loans	Single family home loans	Total
R-G Premier Bank
Unpaid principal balance	$422	$2,236	$2,658
Fair value adjustments	147	(294)	(147)
Net carrying value	569	1,942	2,511
Allowance for credit losses	(172)	(64)	(236)
	$397	$1,878	$2,275

	As at October 31, 2015
($ millions)	Non-single family loans	Single family home loans	Total
R-G Premier Bank
Unpaid principal balance	$417	$2,136	$2,553
Fair value adjustments	136	(291)	(155)
Net carrying value	553	1,845	2,398
Allowance for credit losses	(160)	(60)	(220)
	$393	$1,785	$2,178

Loans purchased as part of the acquisition of R-G Premier Bank of Puerto Rico are subject to loss share agreements with the FDIC. Under these agreements, the FDIC guarantees 80% of loan losses. The provision for credit losses in the Consolidated Statement of Income related to these loans is reflected net of the amount expected to be reimbursed by the FDIC. Allowance for credit losses in the Consolidated Statement of Financial Position is reflected on a gross basis. During 2015, the FDIC guarantee on non-single family loans expired while the guarantee for single family home loans will expire in April 2020.

As at January 31, 2016, the carrying value of loans acquired under the FDIC guarantee was $2.3 billion (October 31, 2015 – $2.2 billion) and the carrying value of loans for which claims for losses expired was $397 million (October 31, 2015 – $393 million). A net receivable of $176 million (October 31, 2015 – $218 million) from the FDIC is included in Other assets in the Consolidated Statement of Financial Position.

(d)	Loans past due but not impaired(1)

	As at January 31, 2016(2)(3)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,339	$469	$135	$1,943
Personal and credit cards	787	391	81	1,259
Business and government	216	62	414	692
Total	$2,342	$922	$630	$3,894

	As at October 31, 2015(2)(3)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,256	$453	$127	$1,836
Personal and credit cards	677	360	56	1,093
Business and government	172	73	338	583
Total	$2,105	$886	$521	$3,512
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(3)	These loans would be considered in the determination of an appropriate level of collective allowances despite not being individually classified as impaired.

9.	Investments in associates

The Bank had significant investments in the following associates:

					As at
					January 31 2016	October 31 2015
($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements(1)	Carrying value	Carrying value
Thanachart Bank Public Company Limited	Thailand	Banking	49.0%	December 31, 2015	$2,600	$2,415
Canadian Tire’s Financial Services business (CTFS)(2)	Canada	Financial Services	20.0%	December 31, 2015	531	538
Bank of Xi’an Co. Ltd.	China	Banking	19.9%	December 31, 2015	656	610
Maduro & Curiel’s Bank N.V.(3)	Curacao	Banking	48.1%	December 31, 2015	285	264
Banco del Caribe(4)	Venezuela	Banking	26.6%	December 31, 2015	43	30
(1)	Represents the date of the most recent published financial statements. Where available, financial statements prepared by the associates’ management or other published information is used to estimate the change in the Bank’s interest since the most recent published financial statements.
(2)	Under the agreement Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest within the next 10 years at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After 10 years, for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value.
(3)	The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of January 31, 2016 these reserves amounted to $65 (October 31, 2015 – $61).
(4)	As at January 31, 2016, the Bank’s total net investment in Banco del Caribe, along with monetary assets, comprising of cash and dividend receivable was translated at the SIMADI exchange rate of 1 USD to 199 VEF (October 31, 2015 – 1 USD to 198 VEF).

Scotiabank First Quarter Report 2016    45

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10.	Deposits

	As at
	January 31, 2016						October 31 2015
	Payable on demand(1)
($ millions)	Interest- bearing	Non-interest- bearing	Payable after notice(2)		Payable on a fixed date(3)	Total	Total
Personal	$11,039	$5,708	$105,184		$72,839	$194,770	$190,044
Business and government	67,364	21,729	31,647		274,997	395,737	375,144
Financial institutions	2,020	2,387	2,253		33,724	40,384	35,731
	$80,423	$29,824	$139,084	(4)	$381,560	$630,891	$600,919
Canada	$68,697	15,892	103,344		231,531	$419,464	$409,415
United States	4,816	355	7,669		72,314	85,154	79,015
United Kingdom	–	–	412		19,441	19,853	14,547
Mexico	–	3,688	5,540		7,501	16,729	15,794
Peru	2,337	528	4,535		8,632	16,032	14,727
Chile	36	1,583	69		7,658	9,346	7,940
Colombia	94	734	2,673		3,179	6,680	6,825
Other International	4,443	7,044	14,842		31,304	57,633	52,656
Total(5)	$80,423	29,824	139,084		381,560	$630,891	$600,919
(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which we require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $117 (October 31, 2015 – $120) of non-interest-bearing deposits.
(5)	Deposits denominated in U.S. dollars amount to $248,956 (October 31, 2015 – $227,320), deposits denominated in Mexican pesos amount to $14,829 (October 31, 2015 – $14,034) and deposits denominated in other foreign currencies amount to $73,821 (October 31, 2015 – $66,860).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000(1).

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at January 31, 2016	$37,236	$19,948	$32,861	$90,789	$14,368	$195,202
As at October 31, 2015	$24,170	$18,890	$27,219	$90,927	$17,231	$178,437
(1)	The majority of foreign term deposits are in excess of $100,000.

11.	Capital and financing transactions

Covered bonds

During the three month period ended January 31, 2016, the Bank issued covered bonds of GBP 400 million due January 14, 2019 and EUR 1,500 million due January 21, 2019 under its Global Registered Covered Bond Program.

Subordinated debentures

On December 8, 2015, the Bank issued $750 million subordinated debentures due December 8, 2025. The debentures are redeemable on or after December 8, 2020. Interest will be payable semi-annually at a rate of 3.367% per annum until December 8, 2020 and thereafter payable quarterly until December 8, 2025 at the 90 day Bankers’ Acceptance rate plus 2.19%. The debentures contain non-viability contingent capital (NVCC) provisions necessary for the debentures to qualify as Tier 2 regulatory capital.

On December 16, 2015, the Bank issued US$1,250 million subordinated debentures due December 16, 2025. Interest will be payable semi-annually at a rate of 4.5% per annum. The debentures contain non-viability contingent capital (NVCC) provisions necessary for the debentures to qualify as Tier 2 regulatory capital.

For details on the NVCC provisions of subordinated debentures, refer to Note 21 of the Bank’s consolidated financial statements in the 2015 Annual Report.

On January 22, 2016, the Bank redeemed all outstanding 6.65% subordinated debentures due January 22, 2021 for 100% of their principal amount of $1,000 million, plus accrued interest to the redemption date.

46    Scotiabank First Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Common shares

Normal Course Issuer Bid

On May 29, 2015, the Bank announced that OSFI and the TSX approved a normal course issuer bid pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares, which represents approximately 2% of the Bank’s common shares issued and outstanding as of May 25, 2015. Purchases under the bid will end on the earlier of June 1, 2016, or the date on which the Bank completes its purchases. During the first quarter of 2016, the Bank repurchased and cancelled approximately 1.2 million common shares at an average price of $52.45 (as of January 31, 2016 – approximately 9.2 million shares at an average price of $59.16 per share have been repurchased and cancelled under this bid). On a quarterly basis, the Bank will consult with OSFI prior to making purchases of its common shares.

Preferred shares

On December 17, 2015, the Bank issued 14 million Non-cumulative 5-Year Rate Reset Preferred Shares Series 34 for $350 million, which contain NVCC provisions necessary for the shares to qualify as regulatory capital under Basel III. Under such NVCC provisions, the preferred shares are convertible, on a full and permanent basis without the consent of the holder, into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable. If such a conversion were to occur, the preferred shares would be converted into common shares pursuant to an automatic conversion formula defined as 100% times $25.00 plus declared and unpaid dividends divided by the conversion price. The conversion price is based on the greater of: (i) a floor price of $5.00 (subject to adjustments in certain events), and (ii) the current market price of the Bank’s common shares at the time of the trigger event (10-day weighted average). Holders of the Series 34 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of the Series 35 Non-Cumulative Floating Rate Preferred Shares effective April 26, 2021, and on April 26 every five years thereafter. With regulatory approval, the Series 34 Preferred Shares may be redeemed by the Bank for cash over specific time periods, subject to regulatory consent. The Series 34 Preferred Shares have been determined to be compound instruments that have both equity and liability features. On the date of issuance, the Bank has presented them as equity.

12.	Capital management

The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. This capital management process aims to achieve four major objectives: exceed regulatory thresholds and meet longer-term internal capital targets, maintain strong credit ratings, manage capital levels commensurate with the risk profile of the Bank and provide the Bank’s shareholders with acceptable returns.

Capital is managed in accordance with the Board-approved Capital Management Policy. Senior executive management develop the capital strategy and oversee the capital management processes of the Bank. The Bank’s Finance, Group Treasury and Global Risk Management (GRM) groups are key in implementing the Bank’s capital strategy and managing capital. Capital is managed using both regulatory capital measures and internal metrics.

Although the Bank is subject to several capital regulations in the different business lines and countries in which the Bank operates, capital adequacy is managed on a consolidated Bank basis. The Bank also takes measures to ensure its subsidiaries meet or exceed local regulatory capital requirements. The primary regulator of its consolidated capital adequacy is the Office of the Superintendent of Financial Institutions Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Basel Committee on Banking Supervision (BCBS).

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by BCBS and commonly referred to as Basel III. Basel III builds on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (Basel II). OSFI has issued guidelines, reporting requirements and disclosure guidance which are consistent with the Basel III reforms, except for its deferral of the Basel III credit valuation adjustment (CVA) related capital charges, requiring they be phased-in over a 5 year period, beginning January 2014.

Under Basel III, there are three primary risk-based regulatory capital ratios used to assess capital adequacy; CET1, Tier 1 and Total Capital ratios, which are determined by dividing those capital components by risk-weighted assets. Basel III also provides guidance on non-viability contingent capital (NVCC). The guidance stipulates that in order to qualify as regulatory capital, non-common share capital instruments must be convertible into common equity upon a trigger event as defined within the guidance. All non-common share capital instruments issued after December 31, 2012, are required to meet these NVCC requirements to qualify as regulatory capital.

To enable banks to meet the new standards, Basel III contains transitional arrangements commencing January 1, 2013, through January 1, 2019. Transitional requirements result in a 5 year phase-in of new deductions and additional capital components to common equity. Non-qualifying capital instruments are being phased-out over 10 years and the capital conservation buffer is being phased-in over 4 years.

OSFI requires Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’), and achieve minimums of 7%, 8.5% and 10.5% for CET1, Tier 1 and Total Capital, respectively. OSFI has also designated the Bank as a domestic systemically important bank (D-SIB), increasing its minimum capital ratio requirements by 1% across all tiers of capital effective January 1, 2016, in line with the requirements for global systemically important banks.

Risk-weighted assets represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and OSFI prescribed risk weights to on-and off-balance sheet exposures. Under the Basel framework there are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a Bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal Ratings Based Approach (AIRB) are required to have sophisticated risk management systems for the calculations of credit risk regulatory capital. Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements. The Bank uses the AIRB to compute credit risk for material Canadian, U.S. and European portfolios, and for a significant portion of international corporate and commercial portfolios. The Bank continues to assess the remaining portfolios for the application of AIRB in the future. In 2012, the Bank implemented the Basel Committee’s revised market risk framework. The Bank uses the Standardized Approach to calculate the operational risk capital requirements.

In addition to risk-based capital requirements, the Basel III reforms introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. The Leverage ratio is defined as a ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance sheet assets and off-balance sheet commitments, derivatives and securities financing transactions, as defined within the requirements.

Scotiabank First Quarter Report 2016    47

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In January 2014, the BCBS issued revisions to the Basel III Leverage Ratio framework. Revisions to the framework related primarily to the exposure measure, i.e. the denominator of the ratio, and consist mainly of lower credit conversion factors for certain off-balance sheet commitments, further clarification on the treatment for derivatives, related collateral, and securities financing transactions, additional requirements for written credit derivatives, and, minimum public disclosure requirements commencing January 2015. The final calibration will be completed by 2017, with a view to migrating to a Pillar 1 (minimum capital requirement) treatment by January 2018.

In October 2014, OSFI released its Leverage Requirements Guideline which outlines the application of the Basel III Leverage ratio in Canada and the replacement of the former Assets-to-Capital Multiple (ACM), effective the first quarter of 2015. Institutions are expected to maintain a material operating buffer above the 3% minimum. Leverage ratio disclosures are in accordance with OSFI’s September 2014 Public Disclosure Requirements. The Bank meets OSFI’s authorized Leverage ratio.

	January 31, 2016		October 31, 2015
($ millions)	All-in	Transitional	All-in	Transitional
Capital
Common Equity Tier 1 Capital(1)	$37,645	$43,742	$36,965	$44,811
Net Tier 1 Capital(2)	$41,983	$44,826	$41,366	$44,811
Total regulatory capital(2)(3)	$50,413	$53,031	$48,230	$51,501
Risk-weighted assets used in calculation of capital ratios(4)
CET1 risk-weighted assets(4)	$374,457	$381,381	$357,995	$364,824
Tier 1 risk-weighted assets(4)	$375,365	$381,381	$358,780	$364,824
Total risk-weighted assets(4)	$376,143	$381,381	$359,453	$364,824
Capital ratios
Common Equity Tier 1 Capital ratio	10.1%	11.5%	10.3%	12.3%
Tier 1 capital ratio	11.2%	11.8%	11.5%	12.3%
Total capital ratio	13.4%	13.9%	13.4%	14.1%
Leverage:
Leverage exposures	$1,037,881	$1,039,339	$980,212	$983,318
Leverage ratio	4.0%	4.3%	4.2%	4.6%
(1)	Other Common Equity Tier 1 capital adjustments under the all-in approach include defined pension plan assets and other items. For the transitional approach, deductions include: Common Equity Tier 1 all-in deductions multiplied by an annual transitional factor (60% in 2016; 40% in 2015) and an adjustment for Additional Tier 1 deductions for which there is insufficient Additional Tier 1 capital.
(2)	Non-qualifying Tier 1 and Tier 2 capital instruments are subject to a phase-out period of 10 years. Amounts reported for regulatory capital may be less than as reported on the Consolidated Statement of Financial Position.
(3)	Other Tier 1/Tier 2 capital adjustments under the all-in approach include eligible non-controlling interests in subsidiaries; in addition, Tier 2 includes eligible collective allowance and excess allowance. For the transitional approach, other Tier 1/Tier 2 capital adjustments include the amount of the Common Equity Tier 1 regulatory adjustment not deducted that were Tier 1/Tier 2 deductions under Basel II (such as 50% of significant investments in financial institutions).
(4)	In accordance with OSFI’s requirements, scalars for CVA risk-weighted assets of 0.64, 0.71 and 0.77 (0.64, 0.71 and 0.77 as at October 31, 2015) were used to compute the CET1 capital ratio, Tier 1 capital ratio and Total capital ratio, respectively.

The Bank substantially exceeded the OSFI capital targets as at January 31, 2016. OSFI has prescribed an authorized leverage ratio and the Bank was above the regulatory minimum as at January 31, 2016.

13.	Share-based payments

During the quarter, the Bank granted 1,263,582 options with an exercise price of $60.67 per option and a weighted average fair value of $5.27 to selected employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year. Options granted prior to December 2014 vest evenly over a four-year period.

The Bank recorded an increase to equity – other reserves of $5 million for the three months ended January 31, 2016 (October 31, 2015 – $2 million; January 31, 2015 – $9 million) as a result of equity-classified share-based payment expense.

14.	Employee benefits

Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended
	Pension plans		Other benefit plans
($ millions)	January 31 2016	January 31 2015	January 31 2016		January 31 2015
Defined benefit service cost	$73	$75		$5		$12
Interest on net defined benefit (asset) liability	2	5		14		15
Other	3	2		1		3
Defined benefit expense	$78	$82		$20		$30
Defined contribution expense	$9	$7	$	n/a	$	n/a
(Decrease) in other comprehensive income related to employee benefits(2)	$(569)	$(725)		$(31)		$(140)
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. In the absence of legislated changes, all other assumptions are updated annually.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

15.	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into three business lines: Canadian Banking, International Banking and Global Banking and Markets. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s consolidated financial statements in the 2015 Annual Report. Notable accounting measurement differences are:

–	tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.
–	the grossing up of tax-exempt net interest income and non-interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and non-interest income arising from taxable and tax-exempt sources.

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

	For the three months ended January 31, 2016
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income	$1,738	$1,558	$302	$(79)	$3,519
Non-interest income(3)	1,239	892	746	(31)	2,846
Total revenues	2,977	2,450	1,048	(110)	6,365
Provision for credit losses	194	291	54	–	539
Non-interest expenses	1,596	1,411	507	54	3,568
Provision for income taxes	312	187	121	(176)	444
Net income	$875	$561	$366	$12	$1,814
Net income attributable to non-controlling interests in subsidiaries	$–	$56	$–	$–	$56
Net income attributable to equity holders of the Bank	$875	$505	$366	$12	$1,758
Average assets ($ billions)	$307	$143	$358	$103	$911
Average liabilities ($ billions)	$229	$108	$265	$254	$856
(1)	Refer to page 4 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $149 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $15; International Banking – $122 and Other– $(35).

	For the three months ended October 31, 2015
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income	$1,657	$1,510	$273	$(69)	$3,371
Non-interest income(3)	1,215	847	656	36	2,754
Total revenues	2,872	2,357	929	(33)	6,125
Provision for credit losses	180	284	27	60	551
Non-interest expenses	1,553	1,373	450	(90)	3,286
Provision for income taxes	302	136	127	(120)	445
Net income	$837	$564	$325	$117	$1,843
Net income attributable to non-controlling interests in subsidiaries	$–	$60	$–	$–	$60
Net income attributable to equity holders of the Bank	$837	$504	$325	$117	$1,783
Average assets ($ billions)	$304	$135	$341	$101	$881
Average liabilities ($ billions)	$224	$99	$242	$263	$828
(1)	Refer to page 4 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $73 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $15; International Banking – $112 and Other – $(31).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended January 31, 2015
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income	$1,551	$1,349	$267	$2	$3,169
Non-interest income(3)	1,181	726	765	22	2,694
Total revenues	2,732	2,075	1,032	24	5,863
Provision for credit losses	165	285	13	–	463
Non-interest expenses	1,464	1,204	465	64	3,197
Provision for income taxes	288	122	150	(83)	477
Net income	$815	$464	$404	$43	$1,726
Net income attributable to non-controlling interests in subsidiaries	$–	$47	$–	$–	$47
Net income attributable to equity holders of the Bank	$815	$417	$404	$43	$1,679
Average assets ($ billions)	$297	$120	$339	$79	$835
Average liabilities ($ billions)	$213	$89	$238	$245	$785
(1)	Refer to page 4 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $92 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $15; International Banking – $108 and Other – $(33).

16.	Non-interest income

The following table presents details of banking revenues and wealth management revenues in non-interest income.

	For the three months ended
($ millions)	January 31 2016	October 31 2015	January 31 2015
Banking
Card revenues	$329	$286	$259
Deposit and payment services	326	312	302
Credit fees	285	271	252
Other	101	117	90
	1,041	986	903
Banking fee related expenses	136	113	93
Total banking revenues	$905	$873	$810
Wealth management
Mutual funds	$412	$406	$393
Brokerage fees	255	250	247
Investment management and trust	160	153	159
Total wealth management revenues	$827	$809	$799

17.	Earnings per share

	For the three months ended
($ millions)	January 31 2016	October 31 2015	January 31 2015
Basic earnings per common share
Net income attributable to common shareholders	$1,730	$1,754	$1,649
Weighted average number of common shares outstanding (millions)	1,203	1,205	1,215
Basic earnings per common share(1) (in dollars)	$1.44	$1.46	$1.36
Diluted earnings per common share
Net income attributable to common shareholders	$1,730	$1,754	$1,649
Adjustments to net income due to share-based payment options and others(2)	19	21	–
Adjusted income attributable to common shareholders	$1,749	$1,775	$1,649
Weighted average number of common shares outstanding (millions)	1,203	1,205	1,215
Adjustments to average shares due to share-based payment options and others(2) (millions)	22	22	5
Weighted average number of diluted common shares outstanding (millions)	1,225	1,227	1,220
Diluted earnings per common share(1) (in dollars)	$1.43	$1.45	$1.35
(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)	Certain tandem stock appreciation rights and options that the Bank may settle at its own discretion by issuing common shares were not included in the calculation of diluted earnings per share as they were anti-dilutive.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

18.	Financial instruments

(a) Risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2015.

(i) Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

Credit risk exposures disclosed below are presented based on Basel framework utilized by the Bank. The Bank uses the Advanced Internal Ratings Based approach (AIRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

Exposure at default(1)	As at
	January 31, 2016			October 31 2015
($ millions)	AIRB	Standardized	Total	Total
By exposure sub-type
Non-retail(2)
Drawn(3)	$335,856	$59,700	$395,556	$367,774
Undrawn commitments	69,183	5,351	74,534	72,434
Other exposures(4)	110,219	3,110	113,329	105,581
Total non-retail	$515,258	$68,161	$583,419	$545,789
Retail
Drawn(5)	$165,503	$59,218	$224,721	$217,785
Undrawn commitments	34,140	–	34,140	31,048
Total retail	$199,643	$59,218	$258,861	$248,833
Total	$714,901	$127,379	$842,280	$794,622
(1)	After credit risk mitigation and excludes available-for-sale equity securities and other assets.
(2)	Non-retail AIRB drawn exposures include government guaranteed mortgages.
(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and available-for-sale debt securities.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitization, over-the-counter derivatives and repo-style transactions net of related collateral.
(5)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

Credit quality of non-retail exposures

The Bank’s non-retail portfolio is well diversified by industry. As at January 31, 2016 and October 31, 2015, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2015.

Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of January 31, 2016, 48% (October 31, 2015 – 49%) of the Canadian residential mortgage portfolio is insured. The average loan-to-value ratio of the uninsured portion of the Canadian residential mortgage portfolio is 53% (October 31, 2015 – 53%).

Retail standardized portfolio

The retail standardized portfolio of $59 billion as at January 31, 2016 (October 31, 2015 – $54 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin America. Of the total standardized retail exposures, $30 billion (October 31, 2015 – $28 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(ii) Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset/Liability Committee (ALCO) provides senior management oversight of liquidity risk.

The key elements of the Bank’s liquidity risk management framework include:

–	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
–	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

–	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;
–	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and
–	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(iii) Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

Interest rate risk

Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer.

Non-trading interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma after-tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 and 200 basis point (bp) increase and decrease in interest rates across major currencies as defined by the Bank.

	January 31, 2016						October 31, 2015		January 31, 2015
	Net income			Economic value(1)
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value	Net income	Economic value
+100 bps	$68	$92	$160	$150	$(476)	$(326)	$242	$(488)	$193	$(278)
-100 bps(2)	(17)	(26)	(43)	(421)	550	129	(73)	418	(54)	235
+200 bps	$137	$187	$324	$188	$(845)	$(657)	$488	$(1,035)	$385	$(625)
-200 bps(2)	(17)	(30)	(47)	(867)	1,002	135	(89)	412	(62)	68
(1)	The approach to quantify the impact of changing interest rates was enhanced on a prospective basis.
(2)	Corresponding with the current low interest rate environment; the annual income sensitivity for CAD, US, EUR, and GBP exposures are measured using a 25 basis points decline. Prior period amounts have been restated to reflect this change.

Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates.

As at January 31, 2016, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $55 million (October 31, 2015 – $60 million; January 31, 2015 – $54 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. The Bank hedges a portion of this foreign currency risk.

A similar change in the Canadian dollar as at January 31, 2016, would decrease (increase) the unrealized foreign currency translation gains in the accumulated other comprehensive income section of shareholders’ equity by approximately $335 million (October 31, 2015 – $315 million; January 31, 2015 – $276 million), net of hedging.

Non-trading equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its available-for-sale equity portfolios. The fair value of available-for-sale equity securities is shown in Note 6.

Trading portfolio risk management

The table below shows the Bank’s VaR by risk factor along with Stressed VaR:

	For the three months ended			As at	As at
	January 31, 2016			January 31 2016	October 31 2015	January 31 2015
($ millions)	Average	High	Low
Credit spread plus interest rate	$12.3	$16.4	$7.8	$13.8	$10.6	$8.4
Credit spread	9.5	13.6	6.7	9.9	8.1	7.6
Interest rate	5.8	8.9	3.0	6.4	4.3	4.1
Equities	3.8	5.5	2.3	3.9	4.1	2.5
Foreign exchange	1.3	2.9	0.6	1.3	0.8	1.8
Commodities	2.3	3.9	1.3	3.1	2.0	4.1
Debt specific	9.1	12.6	7.0	10.8	7.4	5.4
Diversification effect	(13.5)	N/A	N/A	(15.2)	(12.9)	(10.9)
All-Bank VaR	$15.2	$20.3	$10.9	$17.7	$11.9	$11.3
All-Bank Stressed VaR	$29.2	$34.7	$22.6	$26.7	$22.3	$23.8

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(iv) Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function.

Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank is very successful at managing operational risk with a view to safeguarding client assets and preserving shareholder value. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls.

(b) Financial instruments designated at fair value through profit or loss

In accordance with its risk management strategy, the Bank has elected to designate certain financial instruments at fair value through profit or loss. These include:

•	certain investments and loans, in order to significantly reduce an accounting mismatch between fair value changes in these assets and fair value changes in related derivatives; and

•	certain deposit note liabilities containing extension and equity linked features that are economically hedged with derivatives and managed on a fair value basis.

For assets designated at fair value through profit or loss, changes in fair value are recognized in net income. For liabilities designated at fair value through profit or loss, changes in fair value arising from changes in the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income, unless doing so would create or increase an accounting mismatch. All other changes in fair value are recognized in net income.

For deposit note liabilities designated at fair value through profit or loss, presenting changes in fair value due to changes in the Bank’s own credit risk in other comprehensive income would not create or increase an accounting mismatch in net income since the Bank does not currently hedge its own credit risk.

The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted under a benchmark rate. The change in fair value attributable to change in credit risk is determined by the change in the cumulative fair value adjustment due to own credit risk.

The following table presents the fair value of assets and liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value		Change in fair value			Cumulative change in fair value(1)
	As at		For the three months ended			As at
($ millions)	January 31 2016	October 31 2015	January 31 2016	October 31 2015	January 31 2015	January 31 2016	October 31 2015	January 31 2015
Investment securities(2)	$87	$107	$(1)	$–	$ (1)	$ 11	$12	$ 12
Loans(3)	209	213	(10)	18	–	8	18	–
Deposit note liabilities(4)	1,582	1,486	98	62	2	222	124	20
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(2)	Changes in fair value are recorded in non-interest income – other.
(3)	Changes in fair value are recorded in non-interest income – trading.
(4)	Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest income – trading.

The following tables present the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Term deposits
($ millions)	Contractual maturity amount	(1)	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value for the three month period attributable to changes in own credit risk recorded in other comprehensive income	Cumulative changes in fair value attributable to changes in own credit risk	(2)
As at January 31, 2016	$ 1,804		$1,582	$ 222	$ 5	$ 20
As at October 31, 2015	1,610		1,486	124	20	15
As at January 31, 2015	756		736	20	4	(1)
(1)	As at October 31, 2014 the contractual maturity amount of term deposits designated at fair value through profit or loss was $483.
(2)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.

(c) Financial instruments – fair value

Fair value of financial instruments

The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.

Refer to Note 7 of the Bank’s consolidated financial statements in the 2015 Annual Report for the valuation techniques used to fair value its significant financial assets and liabilities.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out the fair values of financial instruments of the Bank. The fair values disclosed do not include non-financial assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	As at
	January 31, 2016			October 31, 2015
($ millions)	Total fair value	Total carrying value	Favourable/ (Unfavourable)	Total fair value	Total carrying value	Favourable/ (Unfavourable)
Assets:
Cash and deposits with financial institutions	$75,253	$75,253	$–	$73,927	$73,927	$–
Trading assets	104,276	104,276	–	99,140	99,140	–
Financial instruments designated at fair value through profit or loss	296	296	–	320	320	–
Securities purchased under resale agreements and securities borrowed	96,267	96,267	–	87,312	87,312	–
Derivative financial instruments	51,958	51,958	–	41,003	41,003	–
Investment securities – available-for-sale	45,677	45,677	–	42,565	42,565	–
Investment securities – held-to-maturity	14,842	14,750	92	716	651	65
Loans	480,559	476,553	4,006	463,047	458,628	4,419
Customers’ liability under acceptances	10,416	10,416	–	10,296	10,296	–
Other financial assets	8,822	8,822	–	9,024	9,024	–
Liabilities:
Deposits	632,563	630,891	(1,672)	602,606	600,919	(1,687)
Financial instruments designated at fair value through profit or loss	1,582	1,582	–	1,486	1,486	–
Acceptances	10,416	10,416	–	10,296	10,296	–
Obligations related to securities sold short	23,718	23,718	–	20,212	20,212	–
Derivative financial instruments	53,871	53,871	–	45,270	45,270	–
Obligations related to securities sold under repurchase agreements and securities lent	89,470	89,470	–	77,015	77,015	–
Subordinated debentures	7,707	7,759	52	6,234	6,182	(52)
Other financial liabilities	28,919	28,705	(214)	25,778	25,443	(335)

(d) Fair value hierarchy

The best evidence of fair value for a financial instrument is the quoted price in an active market. Quoted market prices represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.

Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices, present value of cash flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales.

Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. Valuations that require the significant use of unobservable inputs are considered Level 3.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the fair value hierarchy of instruments carried at fair value on a recurring basis.

	As at
	January 31, 2016				October 31, 2015
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$9,408	$–	$9,408	$–	$10,550	$–	$10,550
Trading assets
Loans	–	17,960	–	17,960	–	18,341	–	18,341
Canadian federal government and government guaranteed debt	10,323	–	–	10,323	7,295	–	–	7,295
Canadian provincial and municipal debt	–	5,422	–	5,422	–	5,281	–	5,281
US treasury and other US agencies’ debt	6,676	–	–	6,676	5,313	368	–	5,681
Other foreign governments’ debt	7,550	3,187	–	10,737	9,512	1,515	–	11,027
Corporate and other debt	82	12,825	68	12,975	163	13,162	67	13,392
Income funds	84	1,117	1,296	2,497	93	1,728	1,218	3,039
Equity securities	35,582	105	5	35,692	32,553	107	5	32,665
Other(2)	1,994	–	–	1,994	2,419	–	–	2,419
	$62,291	$50,024	$1,369	$113,684	$57,348	$51,052	$1,290	$109,690

Financial assets designated at fair value through profit or loss	$17	$278	$1	$296	$16	$279	$25	$320
Investment securities(3)
Canadian federal government and government guaranteed debt	6,774	2,082	–	8,856	5,752	1,997	–	7,749
Canadian provincial and municipal debt	1,137	2,679	–	3,816	1,085	2,621	–	3,706
US treasury and other US agencies’ debt	8,345	119	–	8,464	9,678	150	–	9,828
Other foreign governments’ debt	8,148	7,374	465	15,987	6,003	6,233	447	12,683
Corporate and other debt	968	4,341	194	5,503	921	4,212	137	5,270
Mortgage-backed securities	96	194	16	306	97	187	23	307
Equity securities	1,339	284	1,122	2,745	1,665	224	1,133	3,022
	$26,807	$17,073	$1,797	$45,677	$25,201	$15,624	$1,740	$42,565

Derivative financial instruments
Interest rate contracts	$–	$17,124	$43	$17,167	$–	$14,584	$36	$14,620
Foreign exchange and gold contracts	–	26,642	–	26,642	1	19,741	–	19,742
Equity contracts	164	2,879	211	3,254	173	2,032	102	2,307
Credit contracts	–	1,267	–	1,267	–	850	–	850
Commodity contracts	1,498	2,130	–	3,628	1,656	1,828	–	3,484
	$1,662	$50,042	$254	$51,958	$1,830	$39,035	$138	$41,003

Liabilities:
Deposits(4)	$–	$(168)	$1,276	$1,108	$–	$43	$1,192	$1,235

Financial liabilities designated at fair value through profit or loss	–	1,582	–	1,582	–	1,486	–	1,486

Obligations related to securities sold short	19,723	3,995	–	23,718	17,073	3,139	–	20,212

Derivative financial instruments
Interest rate contracts	–	15,626	132	15,758	–	13,443	81	13,524
Foreign exchange and gold contracts	5	28,593	–	28,598	3	21,470	–	21,473
Equity contracts	170	1,808	391	2,369	233	2,172	170	2,575
Credit contracts	–	1,831	7	1,838	–	2,542	12	2,554
Commodity contracts	1,126	4,182	–	5,308	1,201	3,943	–	5,144
	$1,301	$52,040	$530	$53,871	$1,437	$43,570	$263	$45,270
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices.
(2)	Consists primarily of base metal positions. The fair value of these positions is determined based on quoted prices in active markets.
(3)	Excludes investments which are held-to-maturity of $14,750 (October 31, 2015 – $651).
(4)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

Scotiabank First Quarter Report 2016    55

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Non-recurring fair value measurements

There were no non-recurring fair value measurements at January 31, 2016 and October 31, 2015.

Level 3 instrument fair value changes

Financial instruments categorized as Level 3 in the fair value hierarchy comprise certain illiquid government bonds, highly-structured corporate bonds, mortgage-backed securities, illiquid investments in funds, private equity securities, income funds, complex derivatives, and embedded derivatives in structured deposit notes.

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended January 31, 2016.

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at January 31, 2016
($ millions)	Fair value, beginning of period	Gain/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	(2)	Purchases/ Issuances	Sales/ Settlements	Transfers into / out of Level 3	Fair value, end of period	Changes in unrealized gains/(losses) recorded in income for instruments still held	(3)
Trading assets(4)
Corporate and other debt	$67	$1	$–		$–	$–	$–	$68	$1
Income funds	1,243	86	–		–	(32)	–	1,297	85	(5)
Equity securities	5	–	–		–	–	–	5	–
	1,315	87	–		–	(32)	–	1,370	86
Investment securities
Other foreign governments’ debt	447	3	12		111	(108)	–	465	–
Corporate and other debt	137	2	8		49	(2)	–	194	–
Mortgage-backed securities	23	–	–		–	(7)	–	16	–
Equity securities	1,133	34	10		32	(87)	–	1,122	–
	1,740	39	30		192	(204)	–	1,797	–
Derivative financial instruments – assets
Interest rate contracts	36	1	–		13	(7)	–	43	2
Equity contracts	102	(34)	–		6	(21)	158	211	(26	)(6)
Derivative financial instruments – liabilities
Interest rate contracts	(81)	(6)	–		(52)	7	–	(132)	(7)
Equity contracts	(170)	(50)	–		(1)	32	(202)	(391)	(49	)(6)
Credit contracts	(12)	(3)	–		–	–	8	(7)	(3)
	(125)	(92)	–		(34)	11	(36)	(276)	(83)
Deposits(7)	(1,192)	(84)	–		–	–	–	(1,276)	(84	)(5)
Total	$1,738	$(50)	$30		$158	$(225)	$(36)	$1,615	$(81)
(1)	Gains and losses on trading assets and all derivative financial instruments are included in trading revenues in the Consolidated Statement of Income. Gains and losses on disposal of investment securities are included in net gain on sale of investment securities in the Consolidated Statement of Income.
(2)	Gains and losses from fair value changes of investment securities are presented in the net change in unrealized gains (losses) on available-for-sale securities in the Consolidated Statement of Comprehensive Income.
(3)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(4)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(5)	The unrealized gains on income fund units are mostly offset by the mark-to-market changes in an equity-linked deposit note and certain other derivative instruments in structured transactions. Both gains and offsetting losses are included in trading revenues in the Consolidated Statement of Income.
(6)	Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.
(7)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended October 31, 2015:

	As at October 31, 2015
($ millions)	Fair value, beginning of period	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of period
Trading assets(2)	$1,330	$(15)	$–	$1	$(1)	$–	$1,315
Investment securities	1,750	22	(13)	232	(251)	–	1,740
Derivative financial instruments	(45)	(31)	–	(23)	47	(73)	(125)
Deposits(3)	(1,207)	15	–	–	–	–	(1,192)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
(2)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(3)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

56    Scotiabank First Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Significant transfers

Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

During the three months ended January 31, 2016, a net amount of derivative assets of $158 million was transferred into Level 3 from Level 2, and a net amount of derivative liabilities of $194 million was transferred into Level 3 from Level 2. During the three months ended October 31, 2015, a net amount of $73 million was transferred out of Level 3 into Level 2 for derivative instruments.

All transfers were as a result of new information being obtained regarding the observability of inputs used in the valuation.

Level 3 sensitivity analysis

The table below sets out information about significant unobservable inputs used in measuring financial instruments categorized as Level 3 in the fair value hierarchy.

	Valuation technique	Significant unobservable inputs	Range of estimates for unobservable inputs	(1)	Changes in fair value from reasonably possible alternatives ($ millions)
Trading assets(2)
Corporate and other debt	Model based	Default correlation	49% – 79%		–
Investment securities(2)
Other foreign governments’ debt	Price based	Price	100%		(2)/–
Corporate and other debt	Price based Model based	Price Default correlation	95% 49% – 79%		(1)/1
Mortgage-backed securities	Price based	Price	95%		(1)/1
Derivative financial instruments
Interest rate contracts	Option pricing model	Interest rate volatility	16% – 204%		(32)/32
Equity contracts	Option pricing model	Equity volatility Single stock correlation	4% – 98% (77)% – 98%		(5)/5
Credit contracts	Model based	Default correlation	38% – 79%		(1)/1
(1)	The range of estimates represents the actual lowest and highest level inputs used to fair value financial instruments within each financial statement category.
(2)	The valuation of private equity and embedded derivatives, bifurcated from structured deposit notes, utilize net asset values as reported by fund managers. Net asset values are not considered observable as the Bank cannot redeem these instruments at such values. The range for net asset values per unit or price per share has not been disclosed for these instruments since the valuations are not model based.

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.

Refer to Note 7 of the Bank’s consolidated financial statements in the 2015 Annual Report for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement.

19.	Business combinations

Current period

JPMorgan Canadian Credit Card Portfolio

On November 16, 2015, the Bank acquired a MasterCard and private label credit card portfolio and the related Canadian credit card operations from JPMorgan Chase Bank, N.A. for cash consideration of $1.7 billion. The acquisition was accounted for as a business combination and resulted in the recognition of approximately $1.7 billion in assets, primarily credit card loans. The Bank is in the process of evaluating the fair values of the assets acquired and any liabilities assumed. The acquisition forms part of the Canadian Banking business operating segment.

Future period

Citibank Panama and Costa Rica Operations

On July 14, 2015, the Bank announced an agreement to acquire Citigroup’s consumer and commercial banking operations in Panama and Costa Rica, subject to regulatory approval. The transaction closed on February 1, 2016 resulting in the Bank acquiring 100% of the issued and outstanding common shares of Panama and Costa Rican operations from Citigroup for cash consideration of US$360 million. The acquisition will be accounted for as a business combination where the assets acquired and liabilities assumed of both entities primarily consist of consumer and credit card loans, and deposits, respectively. The Bank is in the process of evaluating the fair values of all assets acquired and liabilities assumed.

Scotiabank First Quarter Report 2016    57

SHAREHOLDER INFORMATION

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2016

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 5	January 27
April 5	April 27
July 5	July 27
October 4	October 27

Annual meeting date for fiscal 2015

The Annual Meeting for fiscal year 2015 is scheduled for April 12, 2016, in Calgary, Alberta, Canada.

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Normal Course Issuer Bid

A copy of the Notice of Intention to commence the Normal Course Issuer Bid is available without charge by contacting the Secretary’s Department at (416) 866-3672.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on March 1, 2016, at 8:00 am EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 847-6330 or 1-866-530-1553 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from March 1, 2016, to March 16, 2016, by calling (647) 436-0148 or 1-888-203-1112 (North America toll-free) and entering the identification code 4314293#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 933-8774

Fax: (416) 866-7867

E-mail: investor.relations@scotiabank.com

Media:

For media enquiries, please contact the Public and Corporate Affairs Department at the above address.

Telephone: (416) 866-6806

Fax: (416) 866-4988

E-mail: corporate.communications@scotiabank.com

58    Scotiabank First Quarter Report 2016

SHAREHOLDER INFORMATION

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021 U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-4790

Fax: (416) 866-4048

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Scotiabank First Quarter Report 2016    59

The Bank of Nova Scotia is incorporated in Canada with limited liability.